  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 1998

                                                        REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                GOLD KIST INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                --------------
               GEORGIA                                 58-0255560
   (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)
                                --------------
                      244 PERIMETER CENTER PARKWAY, N.E.
                            ATLANTA, GEORGIA 30346
                                 770-393-5000
  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ALEXANDER W. PATTERSON
                                 ALSTON & BIRD
                              ONE ATLANTIC CENTER
                          1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 404-881-7688
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
          PETER J. GIBBONS                           J. DAVID DYSON
       VICE PRESIDENT--FINANCE                          SECRETARY
           GOLD KIST INC.                           AGVESTMENTS, INC.
        POST OFFICE BOX 2210                      POST OFFICE BOX 2210
       ATLANTA, GEORGIA 30301                    ATLANTA, GEORGIA 30301
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.
                                --------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [X]
                                --------------
  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11
(a)(1) of this form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                                           PROPOSED     PROPOSED
                                           MAXIMUM      MAXIMUM
  TITLE OF EACH CLASS OF                   OFFERING    AGGREGATE    AMOUNT OF
     SECURITIES TO BE       AMOUNT TO BE    PRICE       OFFERING   REGISTRATION
        REGISTERED           REGISTERED    PER UNIT      PRICE         FEE
-------------------------------------------------------------------------------
Subordinated Capital
 Certificates of Interest
 (Series C) 5 years.......  $ 5,000,000   $   500(1)  $ 5,000,000     $1,475
Subordinated Capital
 Certificates of Interest
 (Series A) 3 years.......  $ 2,000,000   $   500(1)  $ 2,000,000     $  590
Subordinated Loan
 Certificates (Series C) 1
 year.....................  $10,000,000   $   500(1)  $10,000,000     $2,950
Subordinated Large
 Denomination Loan
 Certificates (Series A) 1
 year.....................  $ 5,000,000   $50,000(2)  $ 5,000,000     $1,475
-------------------------------------------------------------------------------
Total.....................  $22,000,000               $22,000,000     $6,490
-------------------------------------------------------------------------------

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(1) All certificates are offered at par in minimum denominations of $500;
    however, certificates will be issued in any amount which is $500 or larger.
(2) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  Pursuant to Rule 429, the combined prospectus filed as a part of this Registration Statement relates as well to the following Registration
Statements and amendments thereto: Registration Statements No. 2-86777, No. 33-428, No. 33-17394, No. 33-24623, No. 33-31164, No. 33-42900, No. 33-52268,
No. 33-69204, No. 33-55563, No. 33-62869, 333-12397 and 333-36291.
                                --------------
  The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 1998

                                 GOLD KIST INC.

        $ 5,058,816--8.25%, FIFTEEN YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES D)

LOGO    $ 4,065,382--8.00%, TEN YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES D)
        $ 9,700,320--7.75%, SEVEN YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $10,541,159--7.50%, FIVE YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES C)
        $10,651,354--7.00%, THREE YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $10,612,364--6.75%, TWO YEAR SUBORDINATED
        CAPITAL CERTIFICATES OF INTEREST (SERIES A)
        $13,251,732--6.30%, ONE YEAR SUBORDINATED LOAN
        CERTIFICATES (SERIES C)
        $35,975,806--6.40%, ONE YEAR SUBORDINATED LARGE
        DENOMINATION LOAN CERTIFICATES (SERIES A)
        $13,042,489--5.60%, SIX MONTH SUBORDINATED
        LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

--------------------------------------------------------------------------------
  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are
unsecured obligations of Gold Kist. The certificates of each series are redeemable, subject to certain limitations, by the holders, and the Five,
Seven, Ten and Fifteen Year Certificates are subject to redemption at the call of Gold Kist. The Certificates of each series are subordinated, in case of liquidation of Gold Kist, to "Superior Indebtedness." As of June 27, 1998, Superior Indebtedness (as defined in the indenture under which each series will be issued) amounted to approximately $726,736,000. See Description of Subordinated Capital Certificates of Interest and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates.
--------------------------------------------------------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  NOR HAS THE  COMMISSION PASSED UPON THE  ACCURACY OR
     ADEQUACY OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS A
       CRIMINAL OFFENSE. SEE "RISK FACTORS" ON PAGE 5.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                UNDERWRITING
                                                DISCOUNTS AND
                                     PRICE TO    COMMISSIONS  PROCEEDS TO GOLD
                                      PUBLIC       (1)(2)         KIST (2)
------------------------------------------------------------------------------
SUBORDINATED CAPITAL CERTIFICATES
OF INTEREST
 Fifteen Year (Series D)--Per Unit
 (3)............................... $       500
 Total............................. $ 5,058,816   $202,353      $ 4,856,463
 Ten Year (Series D)--Per Unit
 (3)............................... $       500
 Total............................. $ 4,065,382   $121,961      $ 3,943,421
 Seven Year (Series A)--Per Unit
 (3)............................... $       500
 Total............................. $ 9,700,320   $242,508      $ 9,457,812
 Five Year (Series C)--Per Unit
 (3)............................... $       500
 Total............................. $10,541,159   $210,823      $10,330,336
 Three Year (Series A)--Per Unit
 (3)............................... $       500
 Total............................. $10,651,354   $106,514      $10,544,840
 Two Year (Series A)--Per Unit
 (3)............................... $       500
 Total............................. $10,612,364   $ 79,593      $10,532,771
SUBORDINATED LOAN CERTIFICATES
 One Year (Series C)--Per Unit
 (3)............................... $       500
 Total............................. $13,251,732   $ 66,259      $13,185,973
SUBORDINATED LARGE DENOMINATION
LOAN CERTIFICATES
 One Year (Series A)--Per Unit
 (4)............................... $    50,000
 Total............................. $35,975,806   $179,879      $35,795,927
 Six Month (Series A)--Per Unit
 (5)............................... $    20,000
 Total............................. $13,042,489   $ 32,606      $13,009,883

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  (1) Agvestments, Inc. ("Agvestments"), a wholly-owned subsidiary of Gold
Kist, has been engaged by Gold Kist to solicit from the public on a best efforts basis offers to purchase the securities described herein. All offers to purchase are subject to acceptance by Gold Kist. Gold Kist has agreed to pay all of the expenses and disbursements of Agvestments, including the commissions of its associated persons and to furnish all facilities, financing and accounting, clerical and recordkeeping services necessary for the conduct of Agvestments' business. Gold Kist has also agreed to pay all liabilities incurred by Agvestments, including liabilities under the Securities Act of
1933. The commissions to be paid to Agvestments' associated persons will be established by Agvestments from time to time within the following ranges of percentage of the sales price of the certificates: Six Month Certificates--
1/8- 1/4%; One Year Certificates-- 1/4- 1/2%; Two Year Certificates-- 1/2-
3/4%; Three Year Certificates-- 3/4-1%; Five Year Certificates--1-2%; Seven
Year Certificates--1.5-2.5%; Ten Year Certificates--2-3%; and Fifteen Year Certificates--2-4%. Agvestments offers cash bonuses to its associated persons under an incentive program, but in no event can the total compensation to any associated person exceed 5% of the sales price of certificates. Assuming that all registered certificates are sold and that the maximum incentive bonuses are earned by Agvestments' associated persons on such sales, the maximum compensation to be paid to Agvestments on the sale of $112,899,422 in face amount of certificates would total $1,242,495.
  Agvestments is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Agvestments' principal office is located at 244 Perimeter Center Parkway, N.E., Post Office Box 2210, Atlanta, Georgia 30301. This offering is being made in compliance with the terms of a partial exemption from the requirements of Rule 2720 of the NASD Conduct Rules. As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to members, equity holders, producer-suppliers, non-member patrons or employees of Gold Kist, a subsidiary, franchisee or member association, or to holders of securities thereof within the past three years who were in one of the above categories at the time of purchase of such securities, or to family members or affiliates of one of the above.
  (2) The proceeds to Gold Kist of $111,656,927 are before deducting the expenses to be borne by Gold Kist of an estimated amount of $99,490. The certificates are offered on a best efforts basis for an indeterminate period of time, not expected to be in excess of two years. There is no requirement that a minimum amount of the securities of any series offered hereby must be sold.
  (3) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
  (4) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
  (5) All certificates are offered at par in minimum denominations of $20,000; however, certificates will be issued in any amount which is $20,000 or larger.
                                  ----------

                               AGVESTMENTS, INC.

                   The Date of this Prospectus is      , 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

  Gold Kist is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Gold Kist can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, N.Y. 10008; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Gold Kist has filed with the Securities and Exchange Commission Registration Statements under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Gold Kist and the securities offered hereby, reference is made to the Registration Statements, including the exhibits, consolidated financial statements and schedules filed as a part thereof. The Registration Statements may be inspected without charge at the principal offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of the Registration Statements, or any part thereof, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The summaries or descriptions of documents in this Prospectus do not purport to be complete, and where any such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of its provisions.

                     INFORMATION INCORPORATED BY REFERENCE

  The Annual Report on Form 10-K for the fiscal year ended June 27, 1998, which was filed by Gold Kist with the Securities and Exchange Commission, is incorporated into this Prospectus by reference.

  Gold Kist will furnish without charge to each person to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates). Such request should be directed to J. David Dyson, Corporate Secretary, Gold Kist Inc., 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, whose telephone number is (770) 393-5000.

                               PROSPECTUS SUMMARY

  The following summary highlights certain information about Gold Kist Inc. and is qualified in its entirety by the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                THE ASSOCIATION

  Gold Kist Inc. ("Gold Kist" or the "Association") is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 31,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist both markets products and purchases supplies and equipment for its members. See Business.

                                  THE OFFERING

  The various classes of securities described below are offered for sale.

SECURITIES OFFERED

                                                                      AGGREGATE
                     DESCRIPTION OF SECURITIES                       FACE AMOUNT
                     -------------------------                       -----------
Subordinated Capital Certificates of Interest
 15 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 5,058,816
 10 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 4,065,382
 7 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $ 9,700,320
 5 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $10,541,159
 3 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $10,651,354
 2 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $10,612,364
Subordinated Loan Certificates
 1 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $13,251,732
Subordinated Large Denomination Loan Certificates
 1 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $35,975,806
 6 month maturity, Series A (Interest as indicated on the front cover of this Prospectus)......................................... $13,042,489

 Equivalent Subordination

  The Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each class rank equally under their respective subordination provisions. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

 Redemption at Request of Certificateholder

  The certificates of each class may be redeemed prior to maturity upon the death of a certificateholder or, subject to quarterly amount limitations except in the case of the Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates, at any time. Redemption prior to maturity, other than upon the death of a certificateholder, requires a substantial redemption penalty which, under certain circumstances, could exceed the amount of interest paid or accrued on the certificate to the date of redemption, thus resulting in a redemption price which is less than the principal amount of the certificate. See Description of Subordinated Capital Certificates of Interest-- Redemption at the Request of Certificateholder, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates-- Redemption at the Request of Certificateholder.

  The indentures governing the Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

 Redemption at the Option of Gold Kist

  In addition to redemptions at the request of the certificateholder, Gold Kist may, at its option, redeem all or, from time to time, any part of the certificates of five, seven, ten and fifteen year maturity on any date prior to maturity. In such event, the redemption price would be 100% of the principal amount redeemed, plus accrued but unpaid interest on that amount, plus a substantial redemption premium. See Description of Subordinated Capital Certificates of Interest--Redemption at the Option of Gold Kist.

METHOD OF SALE

  The securities are offered for sale by Agvestments, Inc. on a best efforts basis.

SELLING PRICE

  The securities are offered at par.

USE OF PROCEEDS

  The proceeds from this offering of securities will be used primarily to repay a portion of the Association's other indebtedness and for general corporate purposes. See Use of Proceeds.

MATERIAL RISKS

  Reference is made to the section of this Prospectus entitled Risk Factors.

SUMMARY OF SELECTED FINANCIAL INFORMATION

                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                            --------------------------------------------------
                             JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,  JUNE 27,
                               1994      1995      1996      1997      1998
                            ---------- --------- --------- --------- ---------
Consolidated Statement of
 Operations Data:
 Net sales volume.......... $1,183,729 1,255,087 1,420,281 1,658,191 1,651,115
 Margins (loss) from
  continuing operations.... $   38,064     9,875    33,706    10,870   (57,036)
 Ratio of net margins to
  fixed charges (A)........        8.5       3.1       6.5       1.2     (1.40)
                                          AS OF (000'S OMITTED)
                            --------------------------------------------------
                             JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,  JUNE 27,
                               1994      1995      1996      1997      1998
                            ---------- --------- --------- --------- ---------
Consolidated Balance Sheet
 Data:
 Total assets.............. $  678,922   768,415   914,161 1,051,813 1,080,655
 Total liabilities......... $  357,244   429,453   559,579   677,280   846,649
 Patrons' and other equity
  (B)...................... $  296,662   314,990   326,410   346,075   234,006

--------
A. The loss from continuing operations for the fiscal year ended June 27, 1998 was inadequate to cover fixed charges. The coverage deficiency was $128.9 million for the fiscal year ended June 27, 1998.
B.See Note 9(a) of Notes to Consolidated Financial Statements.

                                 RISK FACTORS

LACK OF ESTABLISHED MARKET FOR SECURITIES OFFERED

  There is no established market for the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates presently outstanding, and it is unlikely that a market will be available in which the certificates offered by this Prospectus can be sold.

SUBORDINATION OF SECURITIES OFFERED

  Payment of the principal and interest on the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates of each series offered hereby is subordinated in right of payment, in case of liquidation of Gold Kist, to the prior payment in full of the principal of and interest on "Superior Indebtedness," as set forth in the indentures under which each series of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates will be issued. As of June 27, 1998, Superior Indebtedness (as defined in the indentures) amounted to approximately $726,736,000 and additional Superior Indebtedness, without limitation, may be created from time to time. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

AFFILIATED UNDERWRITER

  Agvestments, Inc. is a wholly-owned subsidiary of Gold Kist. Under the terms of an agreement with Gold Kist, Agvestments' business is restricted to the offering and sale of securities issued by Gold Kist. This offering is being made in compliance with the terms of a partial exemption from the requirements of Rule 2720 of the NASD Conduct Rules; no persons other than associated persons of Gold Kist or Agvestments participated in determining the price and other terms of the securities offered hereby. The rate of interest borne by certificates of each series is determined from time to time by the Board of Directors of Gold Kist or its delegates, who are officers of Gold Kist, but no change in the rate affects any certificates theretofore issued. The rates are reexamined weekly by officers of Gold Kist and Agvestments, and a pricing determination is made based upon the yields offered on debt securities of comparable maturities issued by the United States Government and other market factors.

AGRICULTURE AND AGRIBUSINESS INDUSTRY

  Gold Kist's business is principally composed of operations in agriculture and related agribusiness industries. The nature of agribusiness industry in general, including poultry processing and marketing, is such that supply and demand market forces exert significant influence upon the operations of firms engaged in these businesses. Demand for the products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products. Historically, weather has also had a significant impact on the farm economy and the operating results of agribusinesses such as Gold Kist. Additionally, as is common with other businesses involving perishable commodities, the poultry and other operations of Gold Kist have demonstrated a cyclical nature with varying levels of profits, and to a lesser extent losses, over periods of years. Management is unable to predict whether, and to what extent, such factors and conditions will affect the Association's operating results in the future.

                                GOLD KIST INC.

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 31,000 active farmer members located principally in the southeastern United States. In addition, other cooperative associations are members.

  Gold Kist is both a marketing and purchasing cooperative; it markets products and commodities and purchases supplies and equipment for its members. The Association also engages in marketing and purchasing transactions with nonmembers. Transactions with its members are on a cooperative basis, and members are entitled to receive patronage refunds out of net margins earned on such business. See Business--Patronage Refunds. Patronage refunds are not paid to nonmembers. The Association also engages in non-cooperative activities through subsidiaries and partnerships.

  Gold Kist conducts broiler and pork production operations, providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business, and is a participant in joint ventures organized for the production and sale of hogs and fertilizer ingredients.

  Gold Kist has entered into an Asset Purchase Agreement (the "Agreement"), dated as of July 23, 1998, with Southern States Cooperative, Incorporated ("Southern States"), pursuant to which the Association has agreed to sell and assign, and Southern States has agreed to purchase and assume, the assets and certain of the obligations of the Association's agricultural inputs business. The affected assets include substantially all of the assets of the Association's AgriServices segments (including the retail stores division, the fertilizer and chemicals division, and the pet food and animal products division), as well as certain crop notes receivable of AgraTrade Financing, Inc., the Association's wholly-owned finance subsidiary. The Association's poultry, pork, aquaculture, seed marketing and other operations and businesses are not affected by this transaction. Subject to the satisfaction of certain conditions to closing, the consummation of the transaction shall take place on October 12, 1998, or such other date as the Association and Southern States may agree. Upon the consummation of this transaction, the Association will no longer engage in the business operated by the affected segments.

  In addition, in September 1998, the Association sold certain assets of its cotton marketing business. As a result of that transaction, and the conveyance of certain cotton ginning and storage facilities operated by the Association to Southern States pursuant to the Agreement described above, the Association will terminate its cotton operations other than the Moultrie, Georgia cotton warehouse activities in the second quarter of fiscal 1999.

  The Association's principal office is located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and its telephone number is (770) 393-5000.

                                USE OF PROCEEDS

  The maximum net proceeds to Gold Kist from the sale of the certificates offered hereby are estimated to be $111,656,927 before deduction of expenses estimated to be $99,490. The proceeds will be used in the following order of priority. Approximately $38,293,000 of the proceeds will be used for the repayment or redemption of outstanding Gold Kist Certificates of Interest, Loan Certificates and Large Denomination Loan Certificates which will mature during the twelve-month period ending October 31, 1999. The rates of interest borne by such indebtedness are set forth in Note 4 of Notes to Consolidated Financial Statements. Any remaining proceeds will be used for general corporate purposes, including additional production and processing plant capacity expansion and additional working capital.

  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are being offered as a continuous offering on a "best efforts" basis by Agvestments, Inc. Consequently, no assurance can be given as to the amount of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates or Subordinated Large Denomination Loan Certificates that will be sold or as to the amount of net proceeds therefrom which will be available to Gold Kist from time to time. If substantially less than the maximum proceeds are obtained, to the extent that cash flow from future operations is not sufficient, Gold Kist would borrow necessary additional funds from banks and other lenders. See Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for each of the years in the five-year period ended June 27, 1998 and "Consolidated Balance Sheet Data" as of June 25, 1994, July 1, 1995, June 29, 1996, June 28, 1997 and June 27, 1998
are derived from the consolidated financial statements of Gold Kist Inc. and subsidiaries. The consolidated financial statements as of June 28, 1997 and June 27, 1998 and for each of the years in the three-year period ended June 27, 1998, and the report thereon of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, are included elsewhere herein. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition and the aforementioned consolidated financial statements, the related notes and the audit report.

                                   FOR FISCAL YEARS ENDED (000'S OMITTED)
                             --------------------------------------------------
                              JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,  JUNE 27,
                                1994      1995      1996      1997      1998
                             ---------- --------- --------- --------- ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales volume...........  $1,183,729 1,255,087 1,420,281 1,658,191 1,651,115
                             ========== ========= ========= ========= =========
Margins (loss) from
 continuing operations
 before cumulative effect
 of accounting change......  $   32,725     9,875    33,706    10,870   (57,036)
                             ========== ========= ========= ========= =========
Cumulative effect of change
 in accounting for income
 taxes (A).................  $    5,339       --        --        --        --
                             ========== ========= ========= ========= =========
Margins (loss) from
 continuing operations.....  $   38,064     9,875    33,706    10,870   (57,036)
                             ========== ========= ========= ========= =========
                                           AS OF (000'S OMITTED)
                             --------------------------------------------------
                              JUNE 25,   JULY 1,  JUNE 29,  JUNE 28,  JUNE 27,
                                1994      1995      1996      1997      1998
                             ---------- --------- --------- --------- ---------
CONSOLIDATED BALANCE SHEET
 DATA:
Total assets...............  $  678,922   768,415   914,161 1,051,813 1,080,655
                             ========== ========= ========= ========= =========
Long-term liabilities......  $  144,992   176,259   224,183   301,190   376,553
                             ========== ========= ========= ========= =========
Patrons' and other equity
 (B).......................  $  296,662   314,990   326,410   346,075   234,006
                             ========== ========= ========= ========= =========

--------
NOTE:
A. Effective June 27, 1993, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" and reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of operations. SFAS 109 requires an asset and liability approach in accounting for income taxes and, therefore, required a change from the deferred method Gold Kist previously used. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

B.See Note 9(a) of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The nature of the poultry industry in general is such that supply and demand market forces exert a significant amount of influence over the operations of firms engaged in these businesses. Prices of commodities react directly to worldwide supply and demand. Additionally, demand for poultry and costs of other agricultural products utilized by Gold Kist are often influenced by supplies and prices of alternative products.

  As with other perishable commodity businesses, the integrated poultry industry has demonstrated varying levels of profitability, and to a lesser extent, losses over its thirty-six year history. Although the industry has been profitable since 1983 with the exception of brief periods during 1992 and 1996, net margins have varied from year to year in response to market fundamentals. The following addresses the various factors that have influenced poultry industry profitability during the past five years. Increased market prices in 1994 were the result of a general economic recovery in the United States and increased demand for poultry products. During 1995, broiler market prices declined due to the large supply of competing meats, such as beef and pork, and the continuation of broiler industry expansion. During 1996, broiler market prices increased approximately 10% as compared to 1995 as a result of hot, dry weather conditions that reduced meat production in the summer of 1995, as well as lower than expected industry expansion and increased exports. Average market prices for broilers during 1997 remained at relatively high levels as compared to historical averages. However, during the May-June 1997 period, market prices declined below 1996 levels as a result of the increase in industry production. Export prices for broiler leg-quarters declined substantially in 1997 as a result of disruptions in the Russian markets. Although market prices for broiler products strengthened in the fourth quarter of 1998, average market prices for 1998 were approximately 4.0% lower than in 1997. According to USDA estimates, the supply of broilers is expected to increase at a 2.0% rate in 1998 and a 5.0% rate in 1999 as compared to the 5.3% average annual increase between 1994 and 1997.

  Generally, feed grain costs represent approximately fifty percent of total broiler production costs. In 1994, feed ingredient prices, primarily corn and soybean meal, increased substantially as a result of the reduced corn harvest in 1993. As a result of the increase in planted corn and soybean acreage and favorable growing conditions in the summer of 1994, market prices for feed ingredients declined in 1995. Average cash market prices for corn and soybean meal increased 59% and 30%, respectively, during 1996 as compared to 1995 due to the weather reduced 1995 harvest and strong export demand. During 1997, average cash market prices for corn declined 14% as a result of the favorable 1996 harvest. However, soybean meal average cash market prices increased approximately 26% for 1997 as compared to 1996 as a result of strong demand and lower carryover stocks. Average cash market prices for corn and soybean meal declined 18% and 20%, respectively, during 1998 as a result of the favorable 1997 harvest and reduced exports of agricultural commodities.

  Historically, weather has had a significant impact on the agricultural economy and the operating results of the Association. Flooding in the Midwestern United States during the summer of 1993 severely impacted the domestic grain harvest and boosted feed ingredient prices to near record levels. In addition, favorable spring weather conditions contributed to increased planting activity in 1994. The weather reduced 1995 grain harvest in the Midwestern U.S. boosted farm commodity prices. Favorable weather conditions during the summer of 1996 contributed to plentiful grain harvests in the United States. Favorable growing conditions in the summer of 1997 contributed to a slight increase in the 1997 grain harvest as compared to 1996. Favorable growing conditions in the summer of 1998 are expected to contribute to the second largest grain harvest on record in the United States.

  Poultry export sales for 1996, 1997 and 1998 were $89.3 million, $81.7 million and $61.6 million, respectively. During 1997 and 1998, export sales declined as a result of lower market prices for poultry and the economic problems in Southeast Asia and Russia. Export sales of poultry products will be influenced by credit availability to foreign countries, political and economic stability, particularly in Russia, Eastern Europe and Mexico.

  In May 1998, the Association's Board of Directors adopted a plan to discontinue operations of the Agri-Services segment. Accordingly, the operating results of the Agri-Services segment, including provisions for losses during the phase out period, have been segregated from continuing operations and reported separately in the Statements of Operations. See Notes 1 and 10 of Notes to Consolidated Financial Statements. The Association's continuing operations include the Association's poultry and pork operations. The discussion and analysis of results of operations that follows relates solely to the continuing operations of the Association for each of the years in the three-year period ended June 27, 1998.

                             RESULTS OF OPERATIONS

 Fiscal 1997 Compared to Fiscal 1996

  For 1997, net sales volume of $1.7 billion represented a 16.8% increase as compared to 1996. Margins from continuing operations were $10.9 million for 1997 as compared to $33.7 million for 1996. The decline in margins from continuing operations was primarily the result of an increase in poultry and pork feed ingredient costs. The increase in net sales volume for 1997 was due to a 11.5% increase in pounds of poultry sold and a 6.0% increase in average selling prices. The increase in poultry products market prices was due to the reduction in the rate of industry growth as compared to prior years. The increase in pounds sold during 1997 reflected the Association's acquisition of its twelfth processing facility in July 1996 and changes in product mix.

  Cost of sales for 1997 increased $288.5 million or 22.2% as compared to 1996 as a result of the Association's poultry expansion program and significant increases in feed ingredient costs. The Association's feed ingredient costs for 1997 increased 28.0% as compared to the prior fiscal year. As a result of the Association's forward purchasing and hedging strategies, feed ingredient costs for 1996 were below market prices for corn and soybean meal. In 1997, the Association's feed ingredient costs reflected the increase in market prices for corn and soybean meal. As a percentage of net sales volume, cost of sales were 95.7% of net sales volume for 1997 as compared to 91.4% for 1996.

  Distribution, administrative and general expenses for 1997 were $64.9 million, which represented a .85% decline as compared to 1996. The decrease in 1997 was due to lower incentive compensation costs. As a percentage of net sales volume, distribution, administration and general expenses were 3.9% of net sale volume for 1997 as compared to 4.6% for 1996.

  The various components included in other income (deductions) represented an income of $1.4 million for 1997 as compared to a deduction of $354,000 for 1996. Interest income of $4.8 million for 1997 increased $1.9 million primarily as a result of interest income related to a favorable tax litigation decision. Interest expense for 1997 was $10.7 million as compared to $6.5 million in 1996. The increase was due to an increase in average borrowings. Equity in earnings of partnership represents the Association's 33 1/3% pro rata share of the Golden Peanut Company's 1997 earnings. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net for 1997 includes a $1.2 million loss on the purchase of subsidiary common stock. Miscellaneous, net for 1997 includes a $992,000 loss representing the Association's equity in the loss of a pecan processing and marketing enterprise. In 1996, the Association recognized earnings of $1.0 million related to this investment. Net rental income of approximately $1.9 million and $1.6 million, respectively, was included in miscellaneous, net for 1997 and 1996.

  In 1997 and 1996, the Association's combined federal and state effective income tax rates for continuing operations were (48)% and 33%, respectively. The effective tax rate for 1997 reflects a $5.2 million income tax benefit related to a Circuit Court of Appeals decision in the Association's favor. See
Note 6 of Notes to Consolidated Financial Statements.

 Fiscal 1998 Compared to Fiscal 1997

  The Association's net sales volume was $1.7 billion for 1998 and 1997. The loss from continuing operations for 1998 was $57.0 million as compared to margins from continuing operations of $10.9 million for 1997. The loss from continuing operations for 1998 was the result of lower market prices for poultry and live hogs and higher feed ingredient costs. Net sales volume for 1998 reflected lower broiler market prices, which were partially offset by a 3.0% increase in broiler pounds sold. Average selling prices for poultry products for 1998 declined 3.0% as compared to 1997 as a result of excess industry supply, an increase in pork and beef supplies and instability in export markets. Poultry sales to Russia were affected by disruptions in the market related to tariffs and custom regulations resulting in lower than expected net margins. Poultry sales to the Southeast Asia markets were affected by the financial crisis in that region. Pork net sales volume for 1998 declined 39% as compared to 1997 due to head reduction and lower market prices for live hogs.

  Cost of sales for 1998 increased $76.3 million or 4.8% as compared to 1997 primarily due to higher field production and processing costs. Although corn and soybean meal cash market prices declined significantly in 1998, the Association's feed ingredient costs for 1998 were comparable to 1997 as a result of the Association's forward purchasing and commodity trading activities. Feed ingredient costs reflected losses realized on commodities futures and options transactions of $85.2 million for 1998. As a percent of net sales volume, cost of sales was 100.7% of net sales volume for 1998 as compared to 95.7% in 1997.

  Distribution, administrative and general expenses of $66.7 million for 1998 increased 2.8% as compared to 1997. As a percent of net sales volume, distribution, administrative and general expenses were 4.0% of net sales volume for 1998 as compared to 3.9% for 1997.

  The components included in other income (deductions) represent a $14.2 million deduction for 1998 as compared to income of $1.4 million for 1997. Interest income of $2.0 million for 1998 declined $2.8 million as compared to 1997. Interest income for 1997 reflected interest income related to a favorable tax litigation decision. Interest expense for 1998 was $26.9 million as compared to $10.7 million for 1997, which reflected the increase in borrowings to support higher asset levels, the acquisition of minority interest in Golden Poultry and the 1998 operating losses. Also, interest expense for 1998 reflected an increase in borrowing costs related to the decline in the Association's financial condition. Equity in the earnings of the partnership represents the Association's 33 1/3% pro rata share of the Golden Peanut Company's 1998 earnings. See Note 9(b) of Notes to Consolidated Financial Statements. Miscellaneous, net for 1998 includes a $192,000 loss representing the Association's equity in the loss of a pecan processing and marketing enterprise. The Association recorded a $992,000 loss on this investment in 1997. Net rental income of $2.1 million and $1.9 million, respectively, was included in miscellaneous, net for 1998 and 1997. Miscellaneous, net for 1998 includes $2.0 million of income related to a poultry grower agreement. Miscellaneous, net for 1997 reflects a $1.2 million loss on the purchase of subsidiary common stock.

  In 1998 and 1997, the Association's combined federal and state effective income tax rates for continuing operations were (38)% and (48)%, respectively. The effective tax rate for 1997 reflects a $5.2 million income tax benefit resulting from a Circuit Court of Appeals decision in the Association's favor. See Note 6 of Notes to Consolidated Financial Statements.

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The Association's liquidity is dependent upon funds from operations and external sources of financing. The principal sources of external short-term financing are, a secured committed credit facility with a commercial bank and proceeds from the continuous offering of Subordinated Certificates. At June 27, 1998, the Company had a $440 million secured committed credit facility with eight commercial banks. The facility included a three-year $132 million revolving credit commitment, a $132 million 364-day line of credit commitment and a $176 million three-year term loan. As of June 27, 1998, borrowings of $21.5 million, $132.0 million and $176.0 million, respectively, were outstanding under the revolving credit, 364-day line-of-credit and term loan commitments.

  In August 1998, the Association replaced the $440 million facility with a $500 million credit agreement with a commercial bank that includes a secured $125 million 364-day line of credit commitment, a secured $125 million three-year revolving credit facility and a $250 million three-year unsecured bridge facility. Upon the consummation of the anticipated sale of certain assets of the Agri-Services segment, the loan agreement provides that proceeds be applied to the $250 million bridge loan. See Notes 1 and 10 of Notes to Consolidated Financial Statements. Alternatively, the Association may convert the bridge facility to a three-year term loan secured with substantially all of the Association's assets. In 1998, the Association obtained a $50 million term loan from an agricultural credit bank and a $69.9 million rolling four-month equity swap arrangement with a commercial bank. At June 27, 1998, the Association had unused loan commitments of $110.5 million and additional letters of credit from banks aggregating $12.5 million. The primary sources of external long-term financing are proceeds from the continuous offering of Subordinated Capital Certificates of Interest and a revolving credit facility. See Note 4 of Notes to Consolidated Financial Statements.

  Covenants under the terms of the loan agreements with lenders include conditions that could limit short-term and long-term financing available from various external sources. The terms require a ratio of current assets to current liabilities of not less than 1.25:1 and the ratio of total funded debt to total capitalization not to exceed 65%. At June 27, 1998, the Association's current ratio and ratio of total funded debt to capitalization, determined under the loan agreements, were 1.32:1 and 64%, respectively. The terms of the $500 million credit facility requires specific quarterly fixed charge coverage ratios during fiscal 1999 and a fixed charge ratio for fiscal 1999 of 150%. In addition, the terms place a limitation on capital expenditures, equity distribution, cash patronage refunds and commodity hedging contracts that include cash forward purchases, as well as futures and options contracts. At June 27, 1998, the Association was in compliance with the agreements. See Note 4 of Notes to Consolidated Financial Statements.

  During 1996, the uses of cash in continuing operations included capital expenditures of $56.7 million and $28.6 million for repayments of long-term debt, as well as increases in operating assets. Increases in inventories reflected the impact of higher feed ingredient prices on raw materials and live poultry and hog inventories and the increase in poultry prices on marketable products inventories. During 1996, net cash used in operating and investing activities of discontinued operations totaled $66.5 million. The funds for these activities were provided by borrowings of $131.5 million.

  In 1997, the uses of cash in the Association's continuing operations included $67.5 million for capital expenditures, $55.7 million for long-term debt repayments and $30.0 million for patronage refunds and other equity payments. In addition, cash uses included the funding of increases in operating assets, such as inventories, receivables and commodities margin deposits. During 1997, increases in inventories and receivables primarily reflected the expansion in poultry operations. The increase in commodities margin deposits was the result of corn and soybean futures contracts and the related unrealized losses associated with these positions at June 28, 1997. See Note 1(c) of Notes to Consolidated Financial Statements. During 1997, net cash used in operating and investing activities of discontinued operations totaled $26.8 million. The funds for these activities were provided by borrowings of $182.8 million.

  During 1998, the primary uses of cash in continuing operations included $54.4 million in capital expenditures and $53.1 million for the acquisition of the remaining 3.7 million shares of Golden Poultry Company, Inc. common stock that the Association did not already own. See Note 11 of Notes to Consolidated Financial Statements. During 1998, net cash used in operating and investing activities of discontinued operations totaled $58.8 million. The funds for these activities were provided by borrowings of $173.0 million. Borrowings and repayments of long-term debt during 1998 reflected the replacement of Golden Poultry Company, Inc.'s debt subsequent to the merger and the replacement of the Association's $250 million unsecured committed credit facility with the $440 million secured committed credit facility.

  The Association plans capital expenditures of approximately $45 million in 1999 that primarily include expenditures for expansion and technological advances in poultry production and processing. In addition, planned capital expenditures include other asset improvements and necessary replacements. Management intends to finance planned 1999 capital expenditures and related working capital needs with existing cash balances and net margins adjusted for non-cash items and additional long-term borrowings, as needed. In 1999, management expects cash expenditures to approximate $4.0 million for equity distributions. In connection with the sale of assets of the Agri-Services segment to Southern States Cooperative, Incorporated and the plan to discontinue operations of the Agri-Services segment during fiscal 1999, Gold Kist will discontinue the sale of Subordinated Certificates. The Association believes cash on hand and cash equivalents at June 27, 1998 and cash expected to be provided from operations, in addition to borrowings available under existing credit arrangements, will be sufficient to maintain cash flows adequate for the Association's projected growth and operational objectives during 1999 and to fund the repayment of outstanding Subordinated Certificates as they mature. Approximately, $36.9 million of Subordinated Certificates and accrued interest will mature during the last three quarters of fiscal 1999.

YEAR 2000 DISCLOSURE STATEMENT

  The year 2000 problem is the result of computer programs written using two digits (rather than four) to define the applicable year. Any of the Association's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

  The Association has completed its identification of information technology systems that are not year 2000 compliant and is in the process of implementing a comprehensive initiative to make its information technology systems ("IT" systems) and its non-information technology systems ("non-IT" systems), including embedded microprocessors in equipment, refrigeration systems, feed mills, and environmental controls, year 2000 compliant. The initiative covers the following three phases: (1) identification of all IT and non-IT systems and an assessment of repair requirements, (2) repair of the identified IT and non-IT systems, and (3) testing of the IT and non-IT systems repaired to determine correct manipulation of dates and date-related data. As of July 1, 1998, the Association has completed phase (1) of its initiative and has begun phase (2). The Association is scheduled to complete phase (2) by the end of the second quarter of fiscal 1999 at which time it will commence its final testing phase. The Association expects the final testing phase to be complete by third quarter. The Association believes that it has allocated sufficient resources to resolve all significant year 2000 issues in the above time frame.

  As part of its year 2000 initiative, the Association is also contacting key suppliers and business partners to evaluate their year 2000 compliance plans and state of readiness and determine whether a year 2000 problem will impede the ability of such suppliers and business partners to provide goods and services as the year 2000 is approached and reached. The Association has received responses from a majority of its key trading partners and is currently assessing their state of compliance. As a general matter, the Association is vulnerable to key suppliers' inability to remedy their own year 2000 issues and there can be no assurance that all date-handling problems in the IT systems of those suppliers will be identified in advance of their occurrence.

  The Association estimates that its cost of repairing the IT systems and non-IT systems will range from $500,000 to $700,000. To date, the Association has yet to fully assess any additional costs that may be incurred to complete the testing phase of the year 2000 initiative and resolve any problems identified during that phase. The Association believes such costs will not have a material effect on liquidity or its financial condition or results of operations.

  To date, the Association has not identified any IT or non-IT system that presents a material risk of not being year 2000 ready or for which a suitable alternative cannot be implemented. However, as the initiative moves into the testing phase, it is possible that the Association may identify potential risks of year 2000 disruption. It is also possible that such a disruption could have a material adverse effect on the financial condition and results of operations. In addition, if any third parties who provide goods or services that are critical to the Association's business activities fail to appropriately address their year 2000 issues, there could be a material adverse effect on the Association's financial condition and results of operations.

  Because the Association has not begun the testing phase of its initiative, and, accordingly, has not fully assessed its risks from potential year 2000 failures, the Association has not yet fully developed year 2000 specific contingency plans. These plans will be developed as appropriate, if the results of testing identify a material business function that is substantially at risk.

IMPORTANT CONSIDERATIONS RELATED TO FORWARD-LOOKING STATEMENTS

  It should be noted that this discussion contains forward-looking statements which are subject to substantial risks and uncertainties. There are many factors which could cause actual results to differ materially from those anticipated by statements made herein. Such factors include, but are not limited to, changes in general economic conditions, weather, the growth rate of the market for the Company's products and services, the availability of raw inputs, global political events, the ability of the Association to implement changes in sales strategies and organization on a timely basis, the affect of competitive products and pricing, seasonal revenues, a delay in closing the sale of assets of the Agri-Services segment, as well as a number of other risk factors which could effect the future performance of the Association.

EFFECTS OF INFLATION

  The major factor affecting the Association's net sales volume and cost of sales is the change in commodity market prices for broilers, hogs and feed grains. The prices of these commodities are affected by world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, affected operating costs such as labor, energy and material costs.

FUTURE ACCOUNTING REQUIREMENTS

  In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These new standards become effective for fiscal years beginning after December 15, 1997. The Association will begin reporting comprehensive income in compliance with SFAS No. 130 beginning with the quarter ending September 26, 1998, while reporting under SFAS No. 131 initially will be presented in the consolidated financial statements for fiscal 1999. While the Association is evaluating the criteria of SFAS No. 131 as they apply to its operations, the Association does not anticipate significant changes to its reportable segments. Both of the statements require additional reporting and expanded disclosures, but will have no effect on the Association's results of operations, financial position, capital resources or liquidity.

  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pension and Other Postretirement Benefits" that revised disclosure requirements for pension and other postretirement benefits. It does not affect the measurement of the expense of the Association's pension and other postretirement benefits. The disclosure requirements of the standard will be reflected in the Association's 1999 consolidated financial statements.

  In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Statement requires the recognition of all derivatives on the balance sheet at fair value. The Company's derivatives, which include agricultural related futures and options, are specifically designated as hedges. Changes in the fair value of these derivatives will either be offset against the change in fair value of the corresponding hedged assets, liabilities, or firm commitments through earnings or reflected as other comprehensive income until the hedged item is recognized in earnings. The disclosure requirements of the Standard will be reflected in the Association's 2000 consolidated financial statements. If the Association were to adopt the new Statement as of July 1, 1998, the effect of adoption would be immaterial to the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.

MARKET RISK

  The principal market risks affecting the Association are exposure to changes in commodity prices and interest rates on borrowings. Although the Company has international net sales volume and related accounts receivable for foreign customers, it considers the market risk in such activities to be immaterial.

INTEREST RATE RISK

  The Association uses interest rate swaps to hedge interest rate changes on a portion of its borrowings. At June 27, 1998, the Association had $150 million notional value of interest rate swaps outstanding. The swaps effectively change the average interest rates on $150 million of long-term debt to a 5.97% fixed rate from LIBOR. See Note 4 of Notes to Consolidated Financial Statements. Assuming year-end fiscal 1998 variable rates and borrowings at June 27, 1998, a one-hundred-basis-point change in interest rates would impact the Association's net interest expense by approximately $2.6 million, net of the effect of the swaps.

COMMODITIES RISK

  The Association is a purchaser of certain agricultural commodities used for the manufacture of poultry feeds. The Association uses commodity futures and options for hedging purposes to reduce the effect of changing commodity prices on a portion of its commodity inventories and related purchase and sale contracts. Feed ingredients futures contracts, primarily corn and soybean meal, are recognized when closed and option contracts are accounted for at market. Gains and losses on the transactions are recorded as a component of product cost. Terms of the Association's committed secured credit facility limit the use of cash forward contracts and commodities futures and options to hedge no more than thirteen weeks of the Association's soybean meal and corn requirements. At June 27, 1998, the fair value of the Association's outstanding commodity futures and options positions was not material.

                                   BUSINESS

  Gold Kist offers both cooperative marketing and cooperative purchasing services to its member patrons. The standard Membership, Marketing and/or Purchasing Agreement between each member and Gold Kist does not require the member to market agricultural products or to purchase farm supplies through Gold Kist. The Association undertakes to market for the member agricultural products of a type marketed by Gold Kist and to purchase or manufacture and sell to the member farm supplies, provided handling such supplies is advantageous for Gold Kist. The Association also is engaged in the purchase, sale, processing and storage of cotton, serves as a contract procurement agent for, and storer of, farm commodities such as soybeans and grain, is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business and is a participant in joint ventures organized for the production and sale of hogs and of fertilizer ingredients.

  Agriculture is generally cyclical in nature. Agricultural commodities are subject to wide fluctuations in price, based on supply of the farm commodities and demand for the raw or processed products. In addition, a portion of Gold Kist's business is dependent on the demand of farmers for the purchase of products, which is influenced by the general farm economy and the success of particular crops. The cyclical nature of Gold Kist's operations related to various commodities causes variations from year to year in sales, costs, and prices which has resulted in net margins in certain years and losses in others.

  Gold Kist follows the general practice of hedging varying amounts of its feed ingredients by buying or selling options or contracts for future delivery in the commodity markets. While hedging is designed to reduce the risk of fluctuations in the market prices of commodities, hedging itself involves substantial risks and can result in losses. See Note 1(c) of Notes to Consolidated Financial Statements.

                                    POULTRY

  Gold Kist provides cooperative purchasing and marketing services to its members who are producers under its integrated broiler or pork production programs. Eleven broiler complexes operating on a cooperative basis and encompassing broiler, pullet and breeder flocks, hatcheries, feed mills, poultry processing plants and transportation facilities, are located in Alabama, Florida, Georgia, North Carolina, and South Carolina.

  The principal poultry products marketed are whole chickens, cut-up chickens, segregated chicken parts and further processed products packaged in various forms, i.e., bulk fresh ice pack, chill pack and frozen. Ice pack chicken is sold primarily to distributors, grocery stores and fast food chains. Chill pack chicken is packaged for retail sale and kept chilled by mechanical refrigeration from the packing plant to the store counter. Frozen chicken is marketed primarily to school systems, the military services, fast food chains and in the export market. Further processed products, which include preformed breaded chicken nuggets and patties, and deboned, skinless and marinated products, are marketed primarily to fast food and grocery store chains. Chill pack chicken is sold in certain localities under the Gold Kist Farms(R) and Young 'n Tender(R) label; however, some volume is sold under customer's private labels. Most of the frozen chicken carries the Gold Kist(R) or Early Bird(R) label. Cornish game hens are marketed in frozen form primarily to hotels, restaurants and grocery stores under the Gold Kist Farms(R) and Young 'n Tender and Medallion(R) labels.

  Broiler products are marketed directly from the processing plant in each broiler complex, from the Association's headquarters in Atlanta and from separate distribution facilities located near major metropolitan areas. Gold Kist is one of the largest poultry processors in the United States. It competes with other large processors and with smaller companies on the basis of price, quality and service.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of broiler products for each of the years indicated.

                                              FISCAL YEAR ENDED (000'S OMITTED)
                                             -----------------------------------
                                              JUNE 29,    JUNE 28,    JUNE 27,
                                                1996        1997        1998
                                             ----------- ----------- -----------
Broiler Products
  Volume....................................  $1,380,649 $ 1,629,705  $1,630,437
  Percentage (%)............................        97.2        98.2        98.7

                                 AGRI-SERVICES

  Gold Kist purchases, manufactures and processes fertilizers, agricultural chemicals, seed, pet food, feed, animal health products and other farm supply items for distribution and sale at wholesale and retail. These products are distributed through approximately 100 Gold Kist retail stores and at wholesale to national accounts and independent dealers. The Gold Kist stores are located in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina and Texas. A typical store is a complete farm supply center offering for sale many types of feeds, animal health products, fertilizers, pesticides, seeds, farm supplies and equipment. It also offers services such as precision farming, customized fertilizer spreading, field mapping, soil testing, insect scouting, and agronomic and animal nutrition advice. Urban locations offer turf and garden supplies, consumer items and houseware products.

  The Association operates a system of receiving and storing facilities for unprocessed commodities located principally in Alabama, Florida, Georgia and South Carolina. The principal farm commodities handled are soybeans, corn and other grains. Gold Kist has aggregate storage capacity of approximately seven million bushels. Approximately 98% of Gold Kist storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts. Pursuant to a renewable five year grain handling agreement which terminates in July 2000, Gold Kist utilizes these facilities and assets exclusively as independent buying points operating on a commission basis for the Archer Daniels Midland Company.

  Gold Kist distributes granular, blended and liquid fertilizers and fertilizer materials in bagged and bulk form. Gold Kist is a member of CF Industries, Inc., a cooperative owned by regional cooperatives, which produces and supplies fertilizer materials to its members. For the fiscal year ended June 27, 1998, Gold Kist purchased approximately 38% percent of its total volume of fertilizer materials and products at market prices from CF Industries. The remaining fertilizer materials and products were purchased from more than 50 other suppliers.

  Gold Kist's four AgriServices feed mills produce feeds distributed at wholesale or at retail through the Gold Kist stores and independent dealers. Approximately forty percent of the feed distributed through the stores is delivered in bulk form directly from the feed mill to the farm; the remainder is sold in bag form.

  Gold Kist also markets hogs raised by members and non-members in Alabama and Georgia and is a participant in a joint venture with another cooperative association for the production and sale of hogs.

  In fiscal 1997, the Association conducted cotton ginning and storage operations in Georgia and South Carolina. Cotton ginning and storage facilities are operated at Statesboro, Morven, Byromville and DeSoto, Georgia and Bishopville, South Carolina. A central storage warehouse is operated in Moultrie, Georgia. The Association provides ginning and storage services to members and markets cotton purchased from members to domestic and foreign textile mills. While operations of the Moultrie storage warehouse shall be continued to service cotton currently stored in that facility, the other facilities of the cotton ginning and storage operations and the cotton marketing operations shall be terminated in the second quarter of fiscal 1999.

  AgraTech Seeds, Inc., a wholly-owned subsidiary of Gold Kist, owns and operates a seed business which consists of the development, contract production, processing and sale primarily of proprietary seed varieties. Seed is marketed by AgraTech Seeds at wholesale to seed retailers, including Gold Kist stores and independent seed retail outlets, in the Southeast and Midwest. AgraTech Seeds contracts with farmers for the production of seed and processes or contracts for the processing of approximately 95% of the seeds it distributes. Proprietary corn, soybean, sorghum and peanut seed varieties are marketed under the trademark AgraTech (R).

                             PARTNERSHIP INTEREST

  Gold Kist, the Archer Daniels Midland Company and Alimenta Processing Corporation are partners in Golden Peanut Company, a general partnership formed to operate a peanut procuring, processing, and marketing business. Each partner leases peanut facilities, equipment, and fixed assets to the partnership. Gold Kist, as a general partner, participates in all partnership allocations in proportion to its 33 1/3% partnership interest. See Note 9(b) of Notes to Consolidated Financial Statements.

  Golden Peanut Company procures, processes and markets peanuts and peanut by-products in each of the three peanut producing areas of the United States (Southeast, Southwest and Virginia/Carolina). Golden Peanut Company is a major processor of edible peanuts and is active in domestic and international markets. The principal peanut product is shelled edible peanuts. Shelled edible peanuts are marketed primarily to manufacturers of peanut butter, candy and salted nuts and are sold in the export market. Golden Peanut also processes peanuts for sale in the shell or for processing by others into oil and meal.

                                 EXPORT SALES

  Gold Kist owns no physical facilities overseas and has no overseas employees. Product sales managers maintain sales networks overseas through contacts with independent dealers and customers. During the fiscal year ended June 27, 1998, Gold Kist had poultry export sales of $61.6 million. During that period, export sales of poultry were mainly to customers in Russia, Eastern Europe, the Far East, South Africa, Central and South America and the Caribbean area. Subsidized foreign competition has depressed export demand for many products. Export sales involve an additional element of transportation and credit risk to the shipper beyond that normally encountered in domestic sales. All material export sales transactions are denominated in United States dollars.

                               PATRONAGE REFUNDS

  The By-Laws of Gold Kist provide that Gold Kist shall operate on a cooperative basis. After the close of each fiscal year, the net taxable margins of Gold Kist for that year from business done with or for member patrons (patronage margins) are computed and, after deduction for a reasonable reserve for permanent non-allocated equity and adjustments, are distributed to members as patronage refunds on the basis of their respective patronage during that year. Patronage refunds are distributed in the form of either qualified or nonqualified written notices of allocation (as defined for purposes of Subchapter T of the Internal Revenue Code). If qualified notices are used, at least 20% of each patronage refund is distributed in cash or by qualified check (as defined in the Internal Revenue Code) with the remainder distributed in written notices of allocated reserves. See Notes 1(f) and 6 of Notes to Financial Statements. Allocated reserves distributed as a part of either qualified or nonqualified notices bear no interest and are subordinate in the event of insolvency of the Association to outstanding patronage dividend certificates and to all indebtedness of Gold Kist. Patronage refunds distributed by check or as qualified written notices are deductible from Gold Kist's gross income for federal income tax purposes. To the extent that Gold Kist distributes nonqualified written notices of allocation, has income from transactions with nonmembers or has income from non-patronage sources, it will be taxed at the corporate rate. Gold Kist has subsidiaries which are not cooperatives, and the income of these subsidiaries is subject to corporate income taxes.

         DESCRIPTION OF SUBORDINATED CAPITAL CERTIFICATES OF INTEREST

  Gold Kist's Subordinated Capital Certificates of Interest of the six series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). A separate Indenture dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980 and a Second Supplemental Indenture dated as of September 1, 1982, governs each of the following three series of certificates offered hereby: the Fifteen Year Subordinated Capital Certificates of Interest (Series D), (the "Fifteen Year Certificates"); the Ten Year Subordinated Capital Certificates of Interest (Series D), (the "Ten Year Certificates"); and the Five Year Subordinated Capital Certificates of Interest (Series C), (the "Five Year Certificates"). The Two Year Subordinated Capital Certificates of Interest (Series A), (the "Two Year Certificates") are governed by an Indenture dated as of September 1, 1980. The Seven Year Subordinated Capital Certificates of Interest (Series A), (the "Seven Year Certificates") and the Three Year Subordinated Capital Certificates of Interest (Series A), (the "Three Year Certificates") are governed by separate Indentures dated as of September 1, 1985. The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, No. 2-79538 and No. 33-428. With the exception of the maturities of and interest rates borne by the certificates issued thereunder, the redemption provisions, and the other exceptions indicated below, the terms of the six Indentures, as amended, and the certificates issued thereunder and offered hereby are identical in all material respects. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference.

  The certificates are unsecured obligations of Gold Kist which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures.) The certificates are issued in a minimum amount of $500 or in any larger amount. The certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose, except that, where payment is received by the 15th of January, April, July or October, the certificate will be issued as of the first of such month, and where payment is received by the 10th of any other month, the certificate will be issued as of the first of such month. Each Fifteen Year Certificate matures Fifteen years from the date of such certificate; each Ten Year Certificate matures ten years from the date of such certificate; each Seven Year Certificate matures seven years from the date of such certificate; each Five Year Certificate matures five years from the date of such certificate; each Three Year Certificate matures three years from the date of such certificate; and each Two Year Certificate matures two years from the date of such certificate. (Section 2.01 of the Indentures.)

  Each certificate bears interest from the date issued at the per annum rate stated on the face thereof. The rate of interest borne by certificates of each series shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any certificates theretofore issued. The Five, Seven, Ten and Fifteen Year Certificates are further subdivided and designated by subseries. Each subseries encompasses all Certificates of the particular series issued pursuant to a single determination of the rate of interest to be borne by Certificates of that series; more than one subseries may bear the same rate of interest. The current rate of interest borne by certificates of each series is set forth on the front cover of this Prospectus.

Interest is payable on July 1 of each year to holders of record as of the preceding June 30. Holders of $5,000 or more of certificates of a given series are entitled to payment of interest on such certificates quarterly, on the first day in January, April, July and October of each year. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of certificates, Gold Kist will retain the interest otherwise payable to the holder and pay such interest (i) at the maturity of the certificate, (ii) annually (if the interest is accumulated quarterly and if requested by the holder), or (iii) subject to any applicable redemption penalty, upon redemption prior to maturity, in each case together with interest thereon at the per annum rate stated on the face of the certificate compounded as of each Interest Payment Date. Any holder who makes such a request may at any time, by written notice delivered to Gold Kist at its principal office in Atlanta, Georgia, terminate such request or withdraw any interest so retained together with accrued interest thereon through the date of withdrawal, or both. The certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of certificates which may be issued thereunder and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indentures of one or more additional series of certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) Certificates of previous series have been issued and are outstanding under certain of the Indentures governing the certificates. As of June 27, 1998, there were the following aggregate principal amounts of the series offered hereby outstanding: Fifteen Year-- $15,301,000; Ten Year--$11,198,000; Seven Year--$11,926,000; Five Year--
$16,739,000; Three Year--$7,505,000; and Two Year--$10,283,000. The Indentures
do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a certificate, at the request of
(a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.01 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemption upon the death of a registered holder of a certificate, Gold Kist agrees to redeem prior to maturity a limited amount of the certificates of any series of Subordinated Capital Certificates of Interest offered hereby at the request of the registered holders. The maximum principal amount of certificates of any series that Gold Kist will redeem during each calendar quarter shall be equal to five percent (5%) of the aggregate principal amount of all certificates of that series outstanding at the end of the last preceding calendar quarter. For example, if there were $5,000,000 in principal amount of Fifteen Year Subordinated Capital Certificates of Interest (Series D) outstanding on March 31, 1998, Gold Kist would redeem at the request of the holders up to $250,000 of such Fifteen Year Certificates during the quarter beginning on April 1, 1999 and ending on June 30, 1999. (Section 3.04 of the Indenture governing the Fifteen Year Certificates; Section 3.03 of the remaining Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 Two and Three Year Certificates                --An amount equal to six (6)
                                                 months' interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.
 Five, Seven, Ten and Fifteen Year Certificates --An amount equal to one (1)
                                                 year's interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.

  The redemption penalty computed as provided above will be deducted regardless of the length of time the certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

  A. For a Five Year Certificate in the principal amount of $1,000 bearing interest at 7.50%, purchased on January 1, 1999, and redeemed at the request of the holder on June 15, 1999, the redemption price would equal:

          $1,000.00 (Principal amount)
     plus     33.90 (165 days' accrued interest at 7.50% per annum)
          ---------
          $1,033.90
     less     75.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $  958.90 (Total Redemption Price)

  B. For a Five Year Certificate in the principal amount of $5,000, bearing interest at 7.50% (paid quarterly at the election of the holder), purchased on January 1, 1999 and redeemed at the request of the holder on June 15, 1999, the redemption price would equal:

          $5,000.00 (Principal amount)
                    (75 days' accrued interest at 7.50% per annum. Interest
                    previously paid on April 1, 1999 equals $93.75)
     plus     77.05
          ---------

          $5,077.05
     less    375.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $4,702.05 (Total Redemption Price)

  C. For a Five Year Certificate in the principal amount of $5,000 bearing interest at 7.50% (accumulated quarterly at the election of the holder), purchased on January 1, 1999, and redeemed at the request of the holder on June 15, 2001, the redemption price would equal:

          $5,000.00 (Principal amount)
     plus    999.45 (2 1/4 years, 75 days' accrued interest at 7.50%
          ---------
                    per annum accumulated and compounded quarterly)
          $5,999.45
     less    375.00 (1 year's simple interest at 7.50% per annum)
          ---------
          $5,624.45 (Total Redemption Price)

  Except to the extent described above, certificates cannot be cashed by the holder before maturity.

  The indentures governing the Subordinated Capital Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

REDEMPTION AT THE OPTION OF GOLD KIST

  Gold Kist may, at its option, redeem all, or from time to time any part, of the certificates of any subseries of Five, Seven, Ten or Fifteen Year Certificates on any date prior to maturity. The redemption price of each certificate redeemed at the option of Gold Kist will be an amount equal to the full principal amount redeemed (whether the certificate is redeemed in whole or in part), plus interest accrued but unpaid on the principal amount redeemed to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder), plus a redemption premium equal to one (1) year's interest on the principal amount redeemed, computed at the nominal (simple interest) rate shown on the face of the certificate. Notice of redemption will be mailed to each affected certificateholder not less than 15 nor more than 60 days before the redemption date. Gold Kist is not required to transfer or exchange any certificates selected for redemption in whole or in part.

 Gold Kist does not have the option of redeeming Two or Three Year Certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the indentures dated as of December 1, 1977 or September 1, 1979, or the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, shall be Superior Indebtedness, but shall rank equally with the certificates outstanding under each of the Indentures. As of June 27, 1998, Superior Indebtedness amounted to approximately $726,736,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest and (ii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9(b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest, (b) reduce the 66 2/3% requirement as to the consent of the holders of the certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all certificates outstanding under the Indenture to consent to the postponement of interest on all certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of 10% in aggregate principal amount of the certificates outstanding under the Indentures. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures.)

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the certificates then outstanding under the Indenture may declare the principal of all certificates outstanding under the Indenture immediately due and payable. (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indenture.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a credit facility with the SunTrust Bank, Atlanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                 DESCRIPTION OF SUBORDINATED LOAN CERTIFICATES
             AND SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES

  Gold Kist's Subordinated Loan Certificates (Series C) (the "One Year Loan Certificates") are issued under an indenture (the "Indenture") dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980, between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Gold Kist's Subordinated Large Denomination Loan Certificates of the two series offered hereby are issued under indentures (the "Indentures") between Gold Kist and SunTrust Bank, Atlanta, as Trustee (the "Trustee"). Separate Indentures dated as of September 1, 1985 govern the One Year Subordinated Large Denomination Loan Certificates (Series A) (the "One Year Jumbo Loan Certificates") and the Six Month Subordinated Large Denomination Loan Certificates (Series A) (the "Six Month Jumbo Loan Certificates"). The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, and
No. 33-428. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such references.

  The loan certificates are unsecured obligations of Gold Kist, which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures). The One Year Loan Certificates are issued in a minimum amount of $500 or in any larger amount. The One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are issued in minimum amounts of $50,000 and $20,000, respectively, or any larger amount. The loan certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose and mature one year or six months, respectively, from that date.

  Loan certificates bear interest from the dates issued at the per annum rate stated on the face thereof. The rate of interest borne by loan certificates shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any loan certificates theretofore issued. The current rates of interest borne by loan certificates are set forth on the front cover of this Prospectus. Interest is payable on the maturity date. Holders of $5,000 or more of the One Year Loan Certificates are entitled to payment of interest on such loan certificates quarterly, on the first day of January, April, July and October of each year. Holders of the One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are entitled to payment of interest on such loan certificates monthly, on the first day of each month. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of loan certificates entitled to quarterly or monthly interest payments, on each Interest Payment Date Gold Kist will retain the interest otherwise payable to the holder and pay such interest at the maturity of the certificate, or subject to any applicable redemption penalty, upon redemption prior to maturity, together with interest thereon at the per annum rate stated on the face of the certificate, compounded as of each Interest Payment Date. The holder may terminate such request or withdraw any interest so retained together with interest accrued on such interest through the date of withdrawal, or both, at any time by written request delivered to Gold Kist at its principal office in Atlanta, Georgia. The loan certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of loan certificates which may be issued thereunder, and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indenture of one or more additional series of loan certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) As of June 27, 1998, there were the following aggregate principal amounts of the series offered hereby outstanding: One Year Loan Certificates -- $12,781,000, One Year Jumbo Loan Certificates -- $22,224,000, and Six Month Jumbo Loan Certificates -- $-0-. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the loan certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a loan certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem loan certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.02 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemptions upon the death of a registered holder of a loan certificate, Gold Kist agrees to redeem prior to maturity the loan certificates of any series offered hereby at the request of the registered holders. (Section 3.03 of the Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the loan certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each loan certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

              REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 One Year Loan Certificates and One --An amount equal to three (3) months'
  Year Jumbo Loan Certificates       interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.
 Six Month Jumbo Loan Certificates  --An amount equal to one (1) month's interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.

  The redemption penalty computed in this manner will be deducted regardless of the length of time the loan certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the loan certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the loan certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

    A. For a One Year Loan Certificate in the principal amount of $1,000 bearing interest at 6.30%, purchased on January 1, 1999, and redeemed at the request of the holder on February 15, 1999, the redemption price would equal:

            $1,000.00  (Principal amount)
       plus      7.77  (45 days' accrued interest at 6.30% per annum)
            ---------
            $1,007.77
       less     15.75  (3 month's simple interest at 6.30% per annum)
            ---------
            $  992.02  (Total Redemption Price)

    B. For a One Year Loan Certificate in the principal amount of $5,000, bearing interest at 6.30% (paid quarterly at the election of the holder), purchased on January 1, 1999 and redeemed at the request of the holder on June 15, 1999, the redemption price would equal:

            $5,000.00  (Principal amount)
       plus     64.73  (75 days' accrued interest at 6.30% per annum. Interest
            ---------
                       previously paid on April 1, 1999 equals $78.75)
            $5,064.73
       less     78.75  (3 month's simple interest at 6.30% per annum)
            ---------
            $4,985.98  (Total Redemption Price)

  Total redemption price ($4,985.98) plus interest previously paid ($78.75) equals $5,064.73.

  The indentures governing the loan certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

  Gold Kist does not have the option of redeeming loan certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the loan certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the Indentures dated as of December 1, 1977 or September 1, 1979, or the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, shall be Superior Indebtedness, but shall rank equally with the loan certificates outstanding under each of the Indentures. As of June 27, 1998, Superior Indebtedness amounted to approximately $726,736,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for
(i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest, and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Notes 8 and 9 (b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the loan certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  SunTrust Bank, Atlanta is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the loan certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the loan certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the loan certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the loan certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to loan certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any loan certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest,
(b) reduce the 66 2/3% requirement as to the consent of the holders of the loan certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all loan certificates outstanding under the Indenture to consent to the postponement of interest on all loan certificates outstanding under the Indenture for a period not exceeding three
(3) years from its due date, without the consent of the holder of each loan certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of at least 10% in aggregate principal amount of the outstanding loan certificates under the Indenture. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the loan certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures).

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the loan certificates then outstanding under the Indenture may declare the principal of all loan certificates outstanding under the Indenture immediately due and payable (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all loan certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indentures.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The loan certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a credit facility with the SunTrust Bank, Atlanta, under which varying amounts are outstanding from time to time. Any such indebtedness to the SunTrust Bank, Atlanta would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the SunTrust Bank, Atlanta, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. SunTrust Bank, Atlanta serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                                    EXPERTS

  The consolidated financial statements and schedule of Gold Kist Inc. as of June 28, 1997, and June 27, 1998 and for each of the years in the three-year period ended June 27, 1998 have been included herein or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Golden Peanut Company and Subsidiaries at June 30, 1998 and 1997, and for each of the three years in the period ended June 30, 1998 (not included separately herein), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The consolidated financial statements audited by Ernst & Young LLP reflect certain amounts which have been included in the consolidated financial statements of Gold Kist Inc. as of June 28, 1997 and June 27, 1998 and for each of the three years in the period ended June 27, 1998, in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       QUALIFIED INDEPENDENT UNDERWRITER

  Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter, for compensation paid by Gold Kist, in the "due diligence" review with respect to the preparation of this Prospectus.

                                 LEGAL OPINION

  The legality of the securities offered hereby is being passed upon for Gold Kist by Alston & Bird, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Kist Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 28, 1997 and June 27, 1998, and the related consolidated statements of operations, patrons' and other equity, and cash flows for each of the years in the three-year period ended June 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Golden Peanut Company and Subsidiaries, a partnership investment accounted for using the equity method of accounting, as described in Note 9(b) to the consolidated financial statements. The consolidated financial statements of Golden Peanut Company and Subsidiaries were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company and Subsidiaries, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 28, 1997 and June 27, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 27, 1998, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
September 10, 1998

                        REPORT OF INDEPENDENT AUDITORS

Partnership Committee
Golden Peanut Company

  We have audited the consolidated balance sheets of Golden Peanut Company and Subsidiaries (the "Partnership") as of June 30, 1997 and 1998, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended June 30, 1998 (not presented separately herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Peanut Company and Subsidiaries at June 30, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
August 28, 1998

                                 GOLD KIST INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                     JUNE 28, 1997 JUNE 27, 1998
                                                     ------------- -------------
                      ASSETS
Current assets:
 Cash and cash equivalents.........................   $   17,921        11,789
 Receivables, principally trade, less allowance for
  doubtful accounts of $1,426 in 1997 and $3,113 in
  1998.............................................      101,419       107,957
 Inventories (note 2)..............................      179,489       174,204
 Commodities margin deposits.......................       53,348           --
 Deferred income taxes (note 6)....................       13,541        45,431
 Other current assets..............................        7,862        32,673
 Net assets of discontinued operations (note 10)...      261,445       247,621
                                                      ----------     ---------
  Total current assets.............................      635,025       619,675
Investments (note 9)...............................      132,373       125,623
Property, plant and equipment, net (note 3)........      239,242       255,791
Other assets.......................................       45,173        79,566
                                                      ----------     ---------
                                                      $1,051,813     1,080,655
                                                      ==========     =========

                  LIABILITIES AND EQUITY
Current liabilities:
 Notes payable and current maturities of long-term debt (note 4):
  Short-term borrowings............................   $  178,900       201,939
  Subordinated loan certificates...................       36,466        35,005
  Current maturities of long-term debt.............       14,956        93,248
                                                      ----------     ---------
                                                         230,322       330,192
 Accounts payable..................................       92,635        85,188
 Accrued compensation and related expenses.........       28,545        32,466
 Interest left on deposit (note 4).................       11,396        11,451
 Other current liabilities.........................       13,192        10,799
                                                      ----------     ---------
  Total current liabilities........................      376,090       470,096
Long-term debt, excluding current maturities (note
 4)................................................      247,176       320,600
Accrued postretirement benefit costs (note 7(b))...       43,683        48,678
Other liabilities..................................       10,331         7,275
                                                      ----------     ---------
  Total liabilities................................      677,280       846,649
                                                      ----------     ---------
Minority interest (note 11)........................       28,458           --
Patrons' and other equity (note 5):
 Common stock, $1.00 par value--Authorized 500
  shares; issued and
  outstanding 32 in 1997 and 33 in 1998............           32            33
 Patronage reserves................................      203,988       198,517
 Unrealized gain on marketable equity security
  (note 9(a))......................................       32,749        27,099
 Retained earnings.................................      109,306         8,357
                                                      ----------     ---------
  Total patrons' and other equity..................      346,075       234,006
Commitments and contingent liabilities (notes 4, 7,
 8 and 9(b)).......................................
                                                      ----------     ---------
                                                      $1,051,813     1,080,655
                                                      ==========     =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (AMOUNTS IN THOUSANDS)

                                                       YEARS ENDED
                                              --------------------------------
                                               JUNE 29,   JUNE 28,   JUNE 27,
                                                 1996       1997       1998
                                              ----------  ---------  ---------
Net sales volume............................. $1,420,281  1,658,191  1,651,115
Cost of sales................................  1,297,602  1,586,110  1,662,376
                                              ----------  ---------  ---------
 Gross margins (loss)........................    122,679     72,081    (11,261)
Distribution, administrative and general
 expenses....................................     65,440     64,885     66,695
                                              ----------  ---------  ---------
 Net operating margins (loss)................     57,239      7,196    (77,956)
Other income (deductions):
 Interest income.............................      2,930      4,804      1,955
 Interest expense............................     (6,477)   (10,666)   (26,910)
 Equity in earnings (loss) of partnership
  (note 9(b))................................     (1,181)     5,807      4,369
 Miscellaneous, net (note 9(a))..............      4,374      1,464      6,383
                                              ----------  ---------  ---------
  Total other income (deductions)............       (354)     1,409    (14,203)
                                              ----------  ---------  ---------
 Margins (loss) from continuing operations
  before income taxes and minority interest..     56,885      8,605    (92,159)
Income tax expense (benefit)-(note 6)........     18,848     (4,108)   (35,123)
                                              ----------  ---------  ---------
 Margins (loss) from continuing operations
  before minority interest...................     38,037     12,713    (57,036)
Minority interest............................     (4,331)    (1,843)       --
                                              ----------  ---------  ---------
 Margins (loss) from continuing operations...     33,706     10,870    (57,036)
Discontinued operations (notes 6 and 10):
 Margins (loss) from operations of
  discontinued Agri-Services segment (less
  applicable income taxes of $1.9 million for
  1996, $.7 million for 1997 and $(8.6)
  million for 1998)..........................      3,326      1,020    (15,130)
 Loss on disposal of Agri-Services segment
  including provision of $20.4 million for
  operating losses during phase out period
  (less applicable income taxes of $(16.5)
  million)...................................        --         --     (30,622)
                                              ----------  ---------  ---------
Net margins (loss)........................... $   37,032     11,890   (102,788)
                                              ==========  =========  =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

              CONSOLIDATED STATEMENTS OF PATRONS' AND OTHER EQUITY
       FOR THE YEARS ENDED JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                             (AMOUNTS IN THOUSANDS)

                                                         UNREALIZED
                                                       GAIN (LOSS) ON
                                                         MARKETABLE
                                      COMMON PATRONAGE     EQUITY     RETAINED
                             TOTAL    STOCK  RESERVES     SECURITY    EARNINGS
                            --------  ------ --------- -------------- --------
July 1, 1995............... $314,990    62    216,854      18,531       79,543
 Net margins for 1996......   37,032   --      21,700         --        15,332
 Nonqualified patronage
  refund and other equity
  payable in cash..........  (24,212)  --     (24,212)        --           --
 Redemptions and other
  changes..................   (3,847)  (26)    (5,202)         --        1,381
 Change in value of
  marketable equity
  security, net of tax
  (note 9(a))..............    2,447   --         --        2,447          --
                            --------   ---    -------      ------     --------
June 29, 1996..............  326,410    36    209,140      20,978       96,256
 Net margins for 1997......   11,890   --         --          --        11,890
 Redemptions and other
  changes..................   (3,996)   (4)    (5,152)        --         1,160
 Change in value of
  marketable equity
  security, net of tax
  (note 9(a))..............   11,771   --         --       11,771          --
                            --------   ---    -------      ------     --------
June 28, 1997..............  346,075    32    203,988      32,749      109,306
 Net loss for 1998......... (102,788)  --         --          --      (102,788)
 Redemptions and other
  changes..................   (3,631)    1     (5,471)        --         1,839
 Change in value of
  marketable equity
  security, net of tax
  (note 9(a))..............   (5,650)  --         --       (5,650)         --
                            --------   ---    -------      ------     --------
June 27, 1998.............. $234,006    33    198,517      27,099        8,357
                            ========   ===    =======      ======     ========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                          YEARS ENDED
                                                   ---------------------------
                                                              JUNE
                                                   JUNE 29,    28,    JUNE 27,
                                                     1996     1997      1998
                                                   --------  -------  --------
Cash flows from operating activities:
 Margins (loss) from continuing operations........ $ 33,706   10,870   (57,036)
 Non-cash items included in margins (loss) from
  continuing operations:
  Depreciation and amortization...................   33,719   32,801    37,547
  Equity in (earnings) loss of partnership........    1,181   (5,807)   (4,369)
  Deferred income tax benefit.....................   (2,095)  (1,718)  (14,486)
  Other...........................................    3,697    2,265     8,549
 Changes in operating assets and liabilities:
  Receivables.....................................   (8,387)  (5,278)   (8,225)
  Inventories.....................................  (32,985)  (6,853)    5,285
  Commodities margin deposits.....................  (18,590) (31,951)   53,348
  Other current assets............................      585  (10,619)  (24,809)
  Accounts payable and accrued expenses...........   16,540   11,513    (5,919)
  Interest left on deposit........................    1,626     (723)       56
                                                   --------  -------  --------
Net cash provided by (used in) operating
 activities of continuing operations..............   28,997   (5,500)  (10,059)
Net cash used in operating activities of
 discontinued operations..........................  (49,013) (17,400)  (52,400)
                                                   --------  -------  --------
Net cash used in operating activities.............  (20,016) (22,900)  (62,459)
                                                   --------  -------  --------
Cash flows from investing activities:
 Acquisitions of property, plant and equipment....  (56,727) (67,547)  (54,360)
 Acquisition of subsidiary minority interest (note
  11).............................................      --       --    (53,104)
 Other............................................    8,302     (405)      513
                                                   --------  -------  --------
Net cash used in investing activities of
 continuing operations............................  (48,425) (67,952) (106,951)
Net cash used in investing activities of
 discontinued operations--acquisitions of
 property, plant and equipment....................  (17,535)  (9,375)   (6,385)
                                                   --------  -------  --------
Net cash used in investing activities.............  (65,960) (77,327) (113,336)
                                                   --------  -------  --------
Cash flows from financing activities:
 Short-term borrowings, net.......................   45,211   71,992    21,578
 Proceeds from long-term debt.....................   86,296  110,846   272,116
 Principal payments of long-term debt.............  (28,557) (55,656) (120,400)
 Patronage refunds and other equity paid in cash..  (13,009) (29,596)   (3,631)
                                                   --------  -------  --------
  Net cash provided by financing activities.......   89,941   97,586   169,663
                                                   --------  -------  --------
  Net change in cash and cash equivalents.........    3,965   (2,641)   (6,132)
Cash and cash equivalents at beginning of year....   16,597   20,562    17,921
                                                   --------  -------  --------
Cash and cash equivalents at end of year.......... $ 20,562   17,921    11,789
                                                   ========  =======  ========
Supplemental disclosure of cash flow data:
 Cash paid during the years for:
  Interest (net of amounts capitalized)........... $ 18,327   25,761    45,577
                                                   ========  =======  ========
  Income taxes.................................... $ 20,676   11,173       --
                                                   ========  =======  ========

          See accompanying notes to consolidated financial statements.

                                GOLD KIST INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                JUNE 29, 1996, JUNE 28, 1997 AND JUNE 27, 1998
                         (DOLLAR AMOUNTS IN THOUSANDS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Gold Kist Inc. is an agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist Inc. has approximately 31,000 farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist Inc. operates fully integrated broiler production, processing and marketing operations, as well as pork production facilities. These operations provide marketing and purchasing services to approximately 2,400 breeder, broiler and pork producers.

  Gold Kist Inc. and Southern States Cooperative, Incorporated ("Southern States") have entered into an Asset Purchase Agreement (the "Agreement"), dated as of July 23, 1998, pursuant to which Gold Kist Inc. has agreed to sell and assign, and Southern States has agreed to purchase and assume, the assets and certain of the liabilities of Gold Kist Inc.'s agricultural inputs business. The affected assets include substantially all of the assets of the Agri-Services segment, as well as certain crop notes receivable of AgraTrade Financing, Inc., a wholly-owned finance subsidiary (see note 10).

  The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to generally accepted accounting principles and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

(a) Basis of Presentation

    The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its wholly and majority owned subsidiaries (collectively "Gold Kist" or "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

    Gold Kist's policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements. These investments are stated at cost which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

(c) Inventories

    Live poultry and hogs consist of broilers, breeding stock and market hogs. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

    Raw materials and supplies consist of feed ingredients, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist engages in commodity futures and options transactions to manage the risk of adverse price fluctuations with regard to its feed ingredient purchases. Futures contracts are recognized when closed and option contracts are accounted for at market. Gains or losses on futures and options transactions are included as a part of product cost.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

    At June 28, 1997, Gold Kist had unrealized commodity futures losses of $36.8 million related to its hedging of a portion of its 1998 poultry feed ingredients requirements. These futures positions were closed in July 1997 resulting in realized losses of approximately $48.6 million which are reflected in the 1998 consolidated financial statements as an adjustment to product cost. At June 27, 1998, there were no significant unrealized commodity futures positions.

    Marketable products consist primarily of dressed and further processed poultry. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

(d) Property, Plant and Equipment

    Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets.

(e) Investments

    Investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons' equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available. Accordingly, it is not practical to determine these investments' fair value. The equity method of accounting is used for investments in other companies in which Gold Kist's voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies which are not readily marketable are stated at cost.

    Gold Kist applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." Pursuant to the provisions of SFAS 115, the Association has classified its marketable equity security and collateralized loans as "available-for-sale." "Available-for-sale" securities are those the Company intends to hold for a period of time and are not acquired with the intent of selling them in the near term. Unrealized gains and losses on "available-for-sale" securities are included as a separate component of patrons' and other equity in the accompanying financial statements, net of deferred income taxes. Management believes the carrying value of the collateralized loans approximate market value and, accordingly, no adjustment has been recognized in the accompanying financial statements.

    Gold Kist's investment in the Golden Peanut Company partnership is accounted for using the equity method (see note 9(b)). Other investments accounted for under the equity method are not significant.

(f) Income Taxes

    Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

    The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilized nonqualified patronage refunds in 1996 which are deductible for income tax purposes only to the extent paid or redeemed in cash.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

(g) Fair Value of Financial Instruments

    Gold Kist's financial instruments include cash and cash equivalents, commodities margin deposits, accounts receivable and payable and accrued expenses, interest left on deposit, notes receivable, debt and interest rate swap agreements. Because of the short maturity of cash equivalents, notes and accounts receivable and payable and accrued expenses, interest left on deposit, certain short-term debt which matures in less than one year, long-term debt with variable interest rates and interest rate swap agreements, the carrying value approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at June 28, 1997 and June 27, 1998 unless otherwise specified (see notes 1(e) and 4).

(h) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

    Gold Kist adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), on June 30, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS 121 did not have a material impact on Gold Kist's financial position, results of operations or liquidity.

(i) Fiscal Year

    Gold Kist employs a 52/53 week fiscal year. The consolidated financial statements for 1996, 1997 and 1998 reflect 52 weeks. Fiscal 1999 will be a 52 week year.

(j) Use of Estimates

    Management of Gold Kist has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(2) INVENTORIES

  Inventories are summarized as follows:

                                                                  1997    1998
                                                                -------- -------
   Live poultry and hogs....................................... $101,062  94,005
   Marketable products.........................................   36,331  45,081
   Raw materials and supplies..................................   42,096  35,118
                                                                -------- -------
                                                                $179,489 174,204
                                                                ======== =======

(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                                  1997    1998
                                                                -------- -------
   Land and land improvements.................................. $ 28,233  33,412
   Buildings...................................................  168,863 182,735
   Machinery and equipment.....................................  328,432 369,441
   Construction in progress....................................   28,134   8,569
                                                                -------- -------
                                                                 553,662 594,157
   Less accumulated depreciation...............................  314,420 338,366
                                                                -------- -------
                                                                $239,242 255,791
                                                                ======== =======

(4) NOTES PAYABLE AND LONG-TERM DEBT

  Short-term borrowings at June 27, 1998 include $69.9 million under a rolling four-month secured agreement with a commercial bank entered into in April 1998. The commercial bank holds marketable equity securities owned by Gold Kist as collateral (see note 9(a)). The Company is required to maintain funds with the bank to account for volatility in the market price of the securities held as collateral. Interest on the borrowings are at one-month LIBOR plus
 .75% per annum. The Company earns interest on the collateral funds at rates that approximate the federal funds rate.

  In February 1997, an insurance company purchased $30 million of 7.6% Series A Senior Notes and $25 million of 7.94% Series B Senior Notes. As a result of changes in the Company's financial structure, the interest rates on the senior promissory notes, as well as the previously issued $20.0 million 9.35% interest note, will be adjusted quarterly in accordance with the Company's overall financial condition. Effective August 1, 1998, interest rates on the 9.35% interest notes, the 7.6% Series A Senior Notes and the 7.94% Series B Senior Notes will be 11.1%, 9.35% and 9.69%, respectively.

  At June 27, 1998, the Company had a $440 million secured committed credit facility with eight commercial banks. The facility included a three-year $132 million revolving credit commitment, a $132 million 364-day line of credit commitment and a $176 million three-year term loan. As of June 27, 1998, borrowings of $21.5 million, $132.0 million and $176.0 million, respectively, were outstanding under the revolving credit, 364-day line-of-credit and term loan commitments.

  In August 1998, the Company refinanced its $440 million secured committed credit facility with a $500 million credit agreement with a commercial bank. The new credit facility includes a secured $125 million 364-day line of credit commitment, a secured $125 million three-year revolving credit facility and a $250 million three-year unsecured bridge facility. The 364-day line of credit and three-year revolving credit facility are secured by all inventory and receivables of the Company. Upon the consummation of the Agreement with Southern States, the loan provisions require that proceeds be applied to the $250 million bridge facility (see note 1). Alternatively, the Company may convert the bridge facility to a three-year term loan secured with

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
substantially all of the Company's assets. The credit agreement contains provisions that require accelerated payments in accordance with certain terms and conditions, including the sale of facilities and excess cash flow as defined. The 364-day line of credit provides short-term financing that will expire in August 3, 1999 and may be extended with the consent of the bank. The 364-day line of credit is subject to a .30% per annum facility fee. The three-year revolving credit agreement expires on August 3, 2001, but may be extended for a one-year period with the consent of the bank. The revolving credit facility fee will be computed quarterly based on the Association's ratio of funded debt to total capital and will not exceed .35% per annum. The term loan commitment matures on August 3, 2001. Borrowings under the $500 million facility will bear variable interest rates below prime.

  Subordinated loan certificates of $36.5 million at June 28, 1997 bore interest at rates of 5.75% to 6.4% with terms of one year and were unsecured. At June 27, 1998, subordinated loan certificates outstanding were $35.0 million bearing interest at rates of 6.3% and 6.4%.

  Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates.

  Long-term debt is summarized as follows:

                                                                 1997    1998
                                                               -------- -------
Senior notes payable:
 9.90% interest notes, due in semi-annual installments of
  $1,539 with interest payable semiannually................... $  6,152   3,077
 9.35% interest note, due in a single installment in June 2001
  with interest payable quarterly.............................   20,000  20,000
 7.60% Series A senior notes, due in annual installments of
  $2,727 beginning in February 2002 with interest payable
  quarterly...................................................   30,000  30,000
 7.94% Series B senior notes, due in annual installments of
  $2,272 beginning in May 2002 with interest payable quarter-
  ly..........................................................   25,000  25,000
Other long term debt:
 Subordinated capital certificates of interest with fixed ma-
  turities ranging from two to fifteen years, unsecured
  (weighted average interest rate of 7.7% at June 28, 1997 and
  7.6% at June 27, 1998)......................................   63,714  73,407
 Term loan agreement with commercial banks (interest rate of
  8.2% at June 27, 1998)......................................      --  176,000
 Term loan agreement with agricultural credit bank, due in
  semi-annual installments of $1,785 beginning in June 1999
  with interest payable quarterly (weighted average interest
  rate of 8.7% at June 27, 1998)..............................      --   50,000
 Revolving credit agreements with commercial banks (weighted average rate of 6.0% at June 28, 1997 and 8.1% at June 27,
  1998).......................................................  101,350  21,500
 Tax exempt industrial revenue bonds with varying interest
  rates, due in quarterly and annual installments through
  2016, secured by property, plant and equipment..............   11,350  10,900
 Pro rata share of mortgage loan, at 8.47% interest, due in
  monthly installments to June 30, 2004, secured by a build-
  ing.........................................................    2,100   1,873
 Other........................................................    2,466   2,091
                                                               -------- -------
                                                                262,132 413,848
Less current maturities.......................................   14,956  93,248
                                                               -------- -------
                                                               $247,176 320,600
                                                               ======== =======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
  Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the senior notes payable at June 28, 1997 was approximately $83.1 million.

  In June 1997, Gold Kist entered into two notional amount $25 million interest rate swap agreements with a commercial bank. Under a five-year interest rate swap, the Company pays interest at a fixed rate of 6.48% and receives interest at the three-month London Interbank Offered Rate (LIBOR). Under the ten year interest rate swap, the Company paid interest at the three-month LIBOR and received interest at a fixed rate of 7.44%. In June 1998, the commercial bank exercised its option to terminate the ten-year interest rate swap. In September 1997, Gold Kist entered into a notional amount five-year $25 million interest rate swap agreement with a commercial bank. Under the agreement, the Company pays interest at a fixed rate of 5.90% and receives interest at the three-month LIBOR. In September 1999, the commercial bank has an option to convert the fixed rate payment to LIBOR less .23%. In October 1997, Gold Kist entered into three notional amount five-year $25 million interest rate swap agreements with two commercial banks. Under the agreements, the Company pays interest at a weighted average fixed rate of 5.98% and receives interest at the three-month LIBOR. In October 2000, one of the commercial banks has the option to cancel two of the $25 million interest rate swap agreements. In January 1998, the Company entered into a five-year $25 million interest rate swap agreement with a commercial bank. Under the agreement, the Company pays interest at a fixed rate of 5.51% and receives interest at the three-month LIBOR. In January 2001, the bank has an option to convert the fixed rate payment to LIBOR less .10%.

  The terms of debt agreements specify minimum working capital, consolidated tangible net worth, current ratio and fixed charge coverage ratio requirements, as well as a limitation on the funded debt to total capital ratio. The debt agreements place a limitation on capital expenditures, equity distributions, cash patronage refunds, commodity hedging contracts and additional loans, advances or investments.

  Annual required principal repayments on long-term debt for the five years subsequent to June 27, 1998 are as follows:

      YEAR:
      1999............................................................. $ 93,248
      2000.............................................................   27,230
      2001.............................................................  123,389
      2002.............................................................   43,554
      2003.............................................................   16,913

(5) PATRONS' AND OTHER EQUITY

  Gold Kist's Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

  Patronage reserves represent allocated undistributed member margins less taxes paid on nonqualified equity. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist. Patronage reserves may be revolved and paid at the discretion of the Board of Directors.

  Retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries. Retained earnings at June 27, 1998 reflected the net loss for 1998. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(6) INCOME TAXES

  Total income tax expense (benefit) was allocated as follows:

                                                       1996    1997    1998
                                                      ------- ------  -------
   Margins (loss) from continuing operations......... $18,848 (4,108) (35,123)
   Discontinued operations...........................   1,909    662   (8,571)
   Loss on disposal of Agri-Services segment,
    including operating losses during phase out
    period...........................................     --     --   (16,489)
   Patrons and other equity -- unrealized gain on
    marketable equity security.......................   1,530  4,518   (3,043)
                                                      ------- ------  -------
                                                      $22,287 (1,072) (63,226)
                                                      ======= ======  =======

  The provisions for income tax expense (benefit), principally Federal, related to margins (loss) from continuing operations consist of the following:

                                                        1996     1997    1998
                                                       -------  ------  -------
   Current expense (benefit).......................... $20,943  (2,391) (20,637)
   Deferred benefit...................................  (2,095) (1,717) (14,486)
                                                       -------  ------  -------
                                                       $18,848  (4,108) (35,123)
                                                       =======  ======  =======


  Gold Kist's combined federal and state effective tax rate from operations for 1996, 1997 and 1998 was 33%, (48)% and (38)%, respectively. A reconciliation of income tax expense (benefit) from continuing operations computed by applying the Federal corporate income tax rate of 35% in 1996, 1997 and 1998 to margins from continuing operations before income taxes and minority interest for the applicable year follows:

                                                      1996     1997    1998
                                                     -------  ------  -------
   Computed expected income tax expense (benefit)... $19,910   3,012  (32,256)
   Increase (decrease) in income tax expense
    resulting from:
    Income tax litigation...........................     --   (5,207)     --
    Cash portion of nonqualified patronage refund...    (986)    --       --
    Effect of state income taxes, net of Federal
     benefit........................................     970    (531)  (2,199)
    Nonqualified equity redemptions.................    (886)   (831)  (1,203)
    Target jobs credits.............................     (11)   (344)     (80)
    Other, net......................................    (149)   (207)     615
                                                     -------  ------  -------
                                                     $18,848  (4,108) (35,123)
                                                     =======  ======  =======

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 28, 1997 and June 27, 1998 are as follows:

                                                                1997     1998
                                                              --------  -------
   Deferred tax assets:
    Postretirement benefits.................................. $ 16,920   18,826
    Insurance accruals.......................................    7,487    7,440
    Federal net operating loss carryforward..................      --    12,286
    Bad debt reserves........................................      895    1,531
    State tax operating loss carryforwards...................    1,850    3,950
    Other....................................................    1,164    2,100
    Discontinued operations..................................    2,547   21,188
                                                              --------  -------
     Total gross deferred tax assets.........................   30,863   67,321
    Less valuation allowance.................................   (1,078)  (1,136)
                                                              --------  -------
     Total net deferred tax assets...........................   29,785   66,185
                                                              --------  -------
   Deferred tax liabilities:
    Unrealized gain on marketable equity security............  (17,634) (14,592)
    Accelerated depreciation.................................      350   (2,831)
    Deferred compensation....................................   (3,604)  (3,622)
                                                              --------  -------
     Total deferred tax liabilities..........................  (20,888) (21,045)
                                                              --------  -------
     Net deferred tax assets................................. $  8,897   45,140
                                                              ========  =======

  The net change in the total valuation allowance for the years ended 1996, 1997 and 1998 was a decrease of $578, $328 and an increase of $58, respectively. The Association's management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Association generates net taxable income.

  At June 27, 1998, Gold Kist has net operating loss carryforwards for federal income tax purposes of $34.9 million, which are available to offset future federal taxable income through 2013.

(7) EMPLOYEE BENEFITS

(a) Pension Plans

    Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors and an affiliate's employees (participants). The plan covering the salaried participants provides pension benefits that are based on the employees' compensation during the years before retirement or other termination of employment. The plan covering the hourly participants provides pension benefits that are based on years of service. Gold Kist's funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and United States Government and Agency obligations.

  Net periodic pension expense for 1996, 1997 and 1998 included the following components:

                              1996     1997     1998
                            --------  -------  -------
   Service cost--benefits
    earned during the
    year................... $  4,092    4,226    4,484
   Interest cost on
    projected benefit
    obligations............    7,426    8,006    8,677
   Actual return on plan
    assets.................  (27,724) (19,118) (47,530)
   Net amortization and
    deferral...............   16,799    7,127   34,564
                            --------  -------  -------
   Net periodic pension
    expense................ $    593      241      195
                            ========  =======  =======

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)
                                 GOLD KIST INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following table sets forth the plans' funded status, amounts recognized in the consolidated balance sheets at June 28, 1997 and June 27, 1998 and economic assumptions:

                                                               1997     1998
                                                             --------  -------
    Actuarial present value of benefit obligations:
     Vested participants...................................  $ 90,256  108,620
     Nonvested.............................................     7,410   10,822
                                                             --------  -------
       Total accumulated benefit obligations...............    97,666  119,442
                                                             ========  =======
   Projected benefit obligations for services rendered to
    date...................................................  $116,670  140,983
                                                             ========  =======
    Plan assets for benefits:
     Plan assets at fair value.............................  $156,673  198,521
     Prepaid pension cost included in other assets in
      consolidated balance sheets..........................   (19,721) (22,740)
                                                             --------  -------
       Net plan assets.....................................  $136,952  175,781
                                                             ========  =======
    Plan assets in excess of projected benefit obliga-
     tions.................................................  $ 20,282   34,798
                                                             ========  =======
    Consisting of:
     Unrecognized net asset existing at the date of
      adoption.............................................  $  7,116    5,970
     Unrecognized net gain/(loss) from past experience
      different from that assumed and effects of changes in
      assumptions..........................................    18,889   34,743
     Prior service cost not yet recognized in net periodic
      pension cost.........................................    (5,723)  (5,915)
                                                             --------  -------
                                                             $ 20,282   34,798
                                                             ========  =======
    Actuarial assumptions:
     Weighted-average discount rate........................      8.25%    7.25%
     Weighted-average expected long-term rate of return on
      plan assets..........................................      9.50%    9.50%
     Weighted-average rate of compensation increase........      5.50%    5.50%

  The unrecognized net asset existing at the date of adoption of Statement of Financial Accounting Standards No. 87 is being amortized over the remaining service lives of the participants.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(b) Other Postretirement Benefits

    Gold Kist provides health care and death benefits to substantially all retired employees, covered dependents and their beneficiaries. Generally, employees who have attained age 55 and who have 10 years of service are eligible for these benefits. In addition, employees with less than 10 years of service who retired before July 1, 1992 are eligible for these benefits. The health care and death benefit plans are contributory and coverages increase with increased years of service.

    Postretirement health and death benefit expense for 1996, 1997 and 1998 included the following components:

                                                          1996   1997     1998
                                                         ------ -------  ------
     Service cost--benefits earned during the year.....  $2,029   2,452   2,917
     Interest cost.....................................   2,998   3,508   4,290
     Net amortization and deferral.....................      80      80     155
                                                         ------ -------  ------
       Net postretirement health and death benefit
        expense........................................  $5,107   6,040   7,362
                                                         ====== =======  ======

    Gold Kist's postretirement benefit plans are not funded. The status of the plans at June 28, 1997 and June 27, 1998 was as follows:

                                                                 1997     1998
                                                                -------  ------
     Actuarial present value of accumulated
      postretirement benefit obligation:
       Retirees...............................................  $21,130  22,799
       Fully eligible active plan participants................   11,786  12,974
       Other active plan participants.........................   20,245  23,839
                                                                -------  ------
                                                                 53,161  59,612
       Unrecognized net loss from experience differences......   (7,332) (8,677)
                                                                -------  ------
                                                                $45,829  50,935
                                                                =======  ======

    The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 28, 1997 was 7%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 27, 1998 was 6%, declining ratably to 5% by the year 2001 and remaining at that level thereafter. The discount rate used to determine the accumulated postretirement benefit obligation was 8.25% at June 28, 1997 and 7.25% at June 27, 1998, respectively. A 1% increase in the health care cost trend rate for each year would increase the accumulated postretirement benefit obligation for health care benefits at June 27, 1998 by approximately 13% and net postretirement health care cost by 13%.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(8) CONTINGENT LIABILITIES AND COMMITMENTS

  Gold Kist is a party to various legal and administrative proceedings, all of which management believes constitute ordinary routine litigation incident to the business conducted by Gold Kist, or are not material in amount.

  Gold Kist received proceeds of $20.0 million, $5.0 million, $4.9 million and $10.2 million during 1993, 1994, 1995 and 1996, respectively, for collateralized loans sold with recourse to an insurance company, of which $11.7 million was outstanding at June 27, 1998. No gain or loss was recognized on the sale of these loans. A $176 thousand allowance has been recognized in the accompanying consolidated financial statements for potential losses that may occur. As of June 27, 1998, there have been no credit losses related to the loans guaranteed under this agreement.

  Gold Kist is a guarantor of amounts outstanding under a $65.0 million secured loan agreement between a commercial bank and Young Pecan Company, a pecan processing and marketing partnership in which Gold Kist holds a 25% equity interest and 35% earnings (loss) allocation. At June 27, 1998, the amounts outstanding under this facility were $64.8 million.

(9) INVESTMENTS

(a) Marketable Equity Security

    At June 27, 1998, the Association's marketable equity securities were carried at their fair value of $62.4 million, which represents a gross unrealized gain of $41.7 million. The 1998 gross unrealized gain, net of deferred taxes of $14.6 million, has been reflected as a separate component of patrons' and other equity. At June 28, 1997, the Association's marketable equity securities were carried at their fair value of $71.1 million, which represents a gross unrealized gain of $50.4 million. The 1997 gross unrealized gain, net of deferred income taxes of $17.7 million, has been reflected as a separate component of patrons' and other equity. At June 29, 1996, the marketable equity securities were carried at their fair value of $54.8 million, which represents a gross unrealized gain of $34.1 million. The 1996 gross unrealized gain, net of deferred income taxes of $13.1 million, has been reflected as a separate component of patrons' and other equity.

    Dividends of $494 thousand, $595 thousand and $625 thousand are included in miscellaneous, net for the years ended June 29, 1996, June 28, 1997 and June 27, 1998, respectively.

(b) Golden Peanut Company

    Gold Kist has a 33 1/3% interest in Golden Peanut Company and Subsidiaries, a partnership interest ("Golden Peanut Company"). Gold Kist's investment in the Golden Peanut Company amounted to $24.1 million and $22.7 million at June 28, 1997 and June 27, 1998, respectively. In July 1997, Gold Kist made additional investments of $1.2 million. In September 1997, Gold Kist received a $5.8 million distribution from Golden Peanut Company. Golden Peanut Company has a $450.0 million commercial paper facility supported by seasonal backup lines of credit with various banks. At June 27, 1998, borrowings of $124.0 million were outstanding under the commercial paper facility. Summarized financial information of Golden Peanut Company is shown below:

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   1997    1998
                                                                 -------- -------
     Current assets...........................................   $164,450 182,013
     Property, plant and equipment, net and other noncurrent
      assets..................................................     34,775  34,036
                                                                 -------- -------
       Total assets...........................................   $199,225 216,049
                                                                 ======== =======
     Current liabilities......................................   $120,591 141,031
     Accrued postretirement benefit costs.....................      5,703   6,383
     Other liabilities........................................        511     530
     Partners' equity.........................................     72,420  68,105
                                                                 -------- -------
       Total liabilities and partners' equity.................   $199,225 216,049
                                                                 ======== =======

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        1996       1997    1998
                                                      ---------------------------
     Net sales and other operating income...........  $ 428,955   426,122 425,076
     Costs and expenses.............................    432,496   408,702 411,971
                                                      ---------  -------- -------
       Net earnings (loss)..........................  $  (3,541)   17,420  13,105
                                                      =========  ======== =======

    In 1996, 1997 and 1998, Gold Kist received $2.1 million in rental income from Golden Peanut Company under an operating lease agreement for peanut shelling and procurement facilities. Gold Kist received procurement commissions, royalties and administrative service fees of $3.1 million, $4.2 million and $2.5 million in 1996, 1997 and 1998, respectively. In addition, Gold Kist purchased $2.6 million, $2.3 million and $1.7 million of inventory from Golden Peanut Company in 1996, 1997 and 1998, respectively.

(10) DISCONTINUED OPERATIONS

  The Company's Agri-Services segment purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Agri-Services segment is engaged in the processing, storage and marketing of cotton, serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business and in a pecan processing and marketing business. In May 1998, the Gold Kist Board of Directors adopted a plan to discontinue operations of the Agri-Services segment.

  In July 1998, Gold Kist entered into an Asset Purchase Agreement, pursuant to which the Company has agreed to sell and assign the assets and certain of the liabilities of the Company's agricultural inputs business (see note 1). In August 1998, the Company entered into an agreement to sell or assign the cotton marketing operation's purchases and sales commitments for the 1998 cotton crop.

  Accordingly, the operating results of the Agri-Services segment, including provisions for losses during the phase-out period, have been segregated from continuing operations and reported separately in the Consolidated Statements of Operations and Cash Flows for 1996, 1997 and 1998. Net sales volume of the Agri-Services segment was $535.4 million, $636.2 million and $720.0 million, respectively, in 1996, 1997 and 1998.

  The assets and liabilities of such operations at June 27, 1998 have been reflected as a net current asset. The Company anticipates the sale of substantially all of these operations in fiscal 1999.

                                GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(11) ACQUISITION OF MINORITY INTEREST

  In January 1997, the Gold Kist Board of Directors adopted a resolution authorizing the Company's officers to negotiate with Golden Poultry Company, Inc. ("Golden Poultry") to pursue a transaction in which Gold Kist would acquire all of the shares of Golden Poultry's common stock not currently owned by Gold Kist. Gold Kist owned 10,901,802 shares or 75% of Golden Poultry's 14,628,435 outstanding shares. The negotiations were completed and an Agreement and Plan of Merger executed in April 1997 (the "Merger Agreement"), among Gold Kist, Golden Poultry Company, Inc., Agri International, Inc. and Golden Poultry Acquisition Corp.

  Pursuant to the Merger Agreement, Gold Kist agreed to pay $14.25 per share in cash for each outstanding share of common stock not already beneficially owned by Gold Kist. The Merger Agreement was approved by the Boards of Directors of the Association and Golden Poultry Company, Inc. and was approved by a majority of the owners of the Golden Poultry common stock not owned by Gold Kist at a Special Meeting of Shareholders on September 5, 1997. The merger became effective on September 8, 1997. The cost to acquire the outstanding shares and the fees and expenses incurred in connection with the merger were approximately $55.1 million. The acquisition of the minority interest was accounted for using the purchase method of accounting. The cost in excess over the net assets acquired was $24.7 million, which is being amortized over 20 years. The pro forma effect of goodwill amortization on prior years is not significant.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COV-ERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Gold Kist Inc............................................................   6
Use of Proceeds..........................................................   6
Selected Consolidated Financial Data.....................................   7
Management's Discussion and Analysis of Consolidated Results of
 Operations and Financial Condition......................................   8
Business.................................................................  14
Description of Subordinated Capital Certificates of Interest.............  17
Description of Subordinated Loan Certificates and Subordinated Large De-
 nomination Loan Certificates............................................  22
Experts..................................................................  26
Qualified Independent Underwriter........................................  26
Legal Opinion............................................................  26
Independent Auditors' Reports............................................ F-1
Consolidated Financial Statements........................................ F-3

================================================================================

================================================================================

                       [LOGO OF GOLD KIST APPEARS HERE]


                                   GOLD KIST
                                     INC.

                           FIFTEEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES D)

                             TEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES D)

                            SEVEN YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                            FIVE YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES C)

                            THREE YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                             TWO YEAR SUBORDINATED
                       CAPITAL CERTIFICATES OF INTEREST
                                  (SERIES A)

                             ONE YEAR SUBORDINATED
                               LOAN CERTIFICATES
                                  (SERIES C)

                             ONE YEAR SUBORDINATED
                     LARGE DENOMINATION LOAN CERTIFICATES
                                  (SERIES A)

                            SIX MONTH SUBORDINATED
                     LARGE DENOMINATION LOAN CERTIFICATES
                                  (SERIES A)

                               ----------------
                                  PROSPECTUS
                               ----------------


                               ----------------

                               AGVESTMENTS, INC.

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fees............................................... $ 6,490
      Legal Fees and Expenses......................................... $15,000*
      Accountants' Fees and Expenses.................................. $15,000*
      Consulting Fee.................................................. $40,000
      Blue Sky Fees and Expenses...................................... $ 3,000*
      Printing Expenses............................................... $15,000*
      Miscellaneous................................................... $ 5,000*
                                                                       -------
          Total....................................................... $99,490*

--------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XX of the By-Laws of Gold Kist provides:

                               "INDEMNIFICATION

  Each person who is or was a Director or Officer of Gold Kist and each person who at Gold Kist's request while serving as a director or officer of Gold Kist, is serving or has served as an officer, director or trustee of another corporation, partnership, joint venture, trust, or other enterprise (hereinafter referred to individually as the "Indemnitee") shall be indemnified by Gold Kist to the full extent permitted for a director under Sections 14-3-850 through 14-3-855 of the Georgia Nonprofit Corporation Code, as amended from time to time, against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement, and other liabilities actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit, or proceeding (whether based on facts and circumstances now existing or hereafter arising) in which the Indemnitee may be involved by reason of his being or having been a director or officer of Gold Kist or a director, officer or trustee of such other enterprise. Such indemnification shall be made in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein, including without limitation, any condition that the Indemnitee have met applicable standards of conduct. In addition to the indemnification described above Gold Kist, at the discretion of its disinterested directors, may indemnify an officer or director against amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of Gold Kist to secure a judgment in its favor, subject to the same conditions under which expenses associated therewith could be indemnified. In keeping with and not in limitation of the foregoing, the attorneys of Gold Kist who are officers of the company shall be indemnified by Gold Kist against any expenses and other liabilities incurred by them in connection with their rendering of legal opinions or providing other services as counsel to Gold Kist or its subsidiaries or affiliated companies. Gold Kist may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against him whether or not Gold Kist would have the power to indemnify the Indemnitee against such liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, by membership action or by insurance carrier, Gold Kist shall provide notice of such payment to the members in accordance with the provisions of the laws of the State of Georgia. In the event that any of the provisions of this Article (including any provision within a single section, subsection, paragraph, sentence or clause) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions of this Article are severable and shall remain enforceable to the fullest extent permitted by law."

  The Georgia Nonprofit Corporation Code provides:

14-3-850. DEFINITIONS.

  As used in this part, the term:

    (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

    (2) "Director" or "officer" means an individual who is or was a director or officer, respectively, of a corporation who, while a director or officer of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign business or nonprofit corporation, partnership, joint venture, trust, employee benefit plan, or other entity. A director or officer is considered to be serving an employee benefit plan at the corporation's request if the director's duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. "Director" or "officer" includes, unless the context otherwise requires, the estate or personal representative of a director.

    (3) "Disinterested director" means a director who at the time of a vote referred to in subsection (c) of Code Section 14-3-853 or a vote or selection referred to in subsection (b) or (c) of Code Section 14-3-855 is not:

      (A) A party to the proceeding; or

      (B) An individual having a familial, financial, professional, or employment relationship with the director whose indemnification or advance for expenses is the subject of the decision being made, which relationship would, in the circumstances, reasonably be expected to exert an influence on the director's judgment when voting on the decision being made.

    (4) "Expenses" includes counsel fees.

    (5) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses actually incurred with respect to a proceeding.

    (6) "Official capacity" means:

      (A) When used with respect to a director, the office of director in a corporation; and

      (B) When used with respect to an officer, as contemplated in Code
    Section 14-3-857, the office in a corporation held by the officer.

  "Official capacity" does not include service for any other domestic or foreign corporation or any partnership, joint venture, trust, employee benefit plan, or other entity.

    (7) "Party" means an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

    (8) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative and whether formal or informal.

14-3-851. AUTHORITY TO INDEMNIFY DIRECTOR INVOLVED IN LEGAL PROCEEDING.

  (a) Except as otherwise provided in this Code section, a corporation may indemnify an individual who is a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

    (1) He or she conducted himself or herself in good faith; and

    (2) He or she reasonably believed:

      (A) In the case of conduct in his or her official capacity, that his or her conduct was in the best interests of the corporation;

      (B) In all other cases, that his or her conduct was at least not opposed to the best interests of the corporation; and

      (C) In the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose the director believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirements of subsection (a) of this Code section.

  (c) The termination of a proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Code section.

  (d) A corporation may not indemnify a director under this Code section:

    (1) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under this Code section; or

    (2) In connection with any other proceeding with respect to conduct for which the director was adjudged liable on the basis that personal benefit was improperly received by the director, whether or not involving action in the director's official capacity.

14-3-852. INDEMNIFICATION FOR REASONABLE EXPENSES OF SUCCESSFUL DEFENSE.

  A corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

14-3-853. ADVANCE OR REIMBURSEMENT OF LITIGATION EXPENSES.

  (a) A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because the director is a director if the director delivers to the corporation:

    (1) A written affirmation of the director's good faith belief that the director has met the relevant standard of conduct described in of Code
  Section 14-3-851 or that the proceeding involves conduct for which liability has been eliminated under a provision of the articles of incorporation as authorized by paragraph (4) of subsection (b) of Code
  Section 14-3-202; and

    (2) The director's written undertaking to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification under this part.

  (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

  (c) Authorizations under this Code section shall be made by the board of directors:

    (1) If there are two or more disinterested directors, by a majority vote of all disinterested directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote; or

    (2) If there are fewer than two disinterested directors, by the vote necessary for action by the board in accordance with subsection (c) of Code
  Section 14-3-824, in which authorization directors who do not qualify as disinterested directors may participate.

14-3-854. COURT ORDERED INDEMNIFICATION AND PAYMENT OF EXPENSES.

  (a) A director who is a party to a proceeding because he or she is a director may apply for indemnification or advances of expenses to the court conducting the proceeding or to another court of competent jurisdiction. After receipt of an application, after giving any notice it considers necessary, the court shall:

    (1) Order indemnification or advance for expenses if it determines that the director is entitled to indemnification under this part; or

    (2) Order indemnification or advance for expenses if it determines, in view of all the relevant circumstances, that it is fair and reasonable:

      (A) To indemnify the director; or

      (B) To advance expenses to the director,

    even if he or she has not met the relevant standard of conduct set forth in subsections (a) and (b) of Code Section 14-3-851, failed to comply with Code Section 14-3-853, or was adjudged liable in a proceeding referred to in paragraph (1) or (2) of subsection (d) of Code Section 14-3-851, but if he or she was adjudged so liable his or her indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

  (b) If the court determines that the director is entitled to indemnification or advance for expenses under this part, it may also order the corporation to pay the director's reasonable expenses to obtain court ordered indemnification or advance for expenses.

14-3-855. DETERMINATION OF RIGHT AND AUTHORIZATION OF PAYMENT FOR
INDEMNIFICATION REQUIRED.

  (a) A corporation may not indemnify a director under Code Section 14-3-851 unless authorized thereunder and a determination has been made for a specific proceeding that indemnification of the director is permissible in the circumstances because the director has met the relevant standard of conduct set forth in Code Section 14-3-851.

  (b) The determination shall be made:

    (1) If there are two or more disinterested directors, by the board of directors by a majority vote of all disinterested directors (a majority of whom shall for such purpose constitute a quorum), or by a majority of the members of a committee of two or more distinterested directors appointed by such a vote;

    (2) By special legal counsel:

      (A) Selected in the manner prescribed in paragraph (1) of this subsection; or

      (B) If there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate; or

    (3) By the members, but directors who do not qualify as disinterested directors may not vote as members on the determination.

  (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (3) of subsection (b) of this Code section to select special legal counsel.

  The benefits of the indemnity for directors provided by Article XX of Gold Kist's by-laws are contractually assured by agreements between Gold Kist and the directors. There is currently in effect an insurance policy which provides for reimbursement of Gold Kist for amounts paid in indemnification. The overall policy limit is $50,000,000.

ITEM 16. EXHIBITS.

  See Index of Exhibits on Page II-6.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS--INDEX OF EXHIBITS

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   1         Underwriting Agreement     Registration filed on     Exhibit 1
              with Agvestments, Inc.,    Form S-2 (Registration
              dated October 12, 1992     No. 33-52268)
   1(a)      Designation of classes
              of Securities of Gold
              Kist Inc. to be offered
              and sold pursuant to
              underwriting agreement
              with Agvestments, Inc.,
              as amended
   2         Agreement of Merger,       Amendment to Schedule 13D Exhibit 3
              dated as of April 22,      filed April 25, 1997
              1997 among Golden
              Poultry Company, Inc.,
              Agri International,
              Inc., Gold Kist, Inc.
              and Golden Poultry
              Acquisition Corp.
   4(a)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Fifteen       65587)
              Year Subordinated
              Capital Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(a)(2)   Form of First              Registration filed on     Exhibit 4(a)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series C)
   4(a)(3)   Form of Second             Registration filed on     Exhibit 4(a)(5)
              Supplemental Indenture,    Form S-2 (Registration
              dated as of September      No. 2-75938)
              1, 1982, governing the
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series D)
   4(b)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Ten Year      65587)
              Subordinated Capital
              Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(b)(2)   Form of First              Registration filed on     Exhibit 4(b)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980 governing the      69267)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(b)(3)   Form of Second             Registration filed on     Exhibit 4(b)(5)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series D)
   4(c)      Form of Indenture, dated   Registration filed on     Exhibit 4(c)
              September 1, 1985,         Form S-2
              governing the terms of     (Registration No. 33-
              the Seven Year             428)
              Subordinated Capital
              Certificates of
              Interest (Series A)
              including therein a
              table of contents,
              cross-reference sheet
              and form of Seven Year
              Subordinated Capital
              Certificates of
              Interest

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(d)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(c)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Five Year     65587)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(d)(2)   Form of First              Registration filed on     Exhibit 4(d)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Shares B)
   4(d)(3)   Form of Second             Registration filed on     Exhibit 4(d)(3)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(e)      Form of Indenture, dated   Registration filed on     Exhibit 4(f)(2)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the Three Year    428)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents,
              cross-reference sheet,
              and form of Three Year
              Subordinated Capital
              Certificates of
              Interest
   4(f)      Form of Indenture, dated   Registration filed on     Exhibit 4(g)
              September 1, 1980,         Form S-1
              governing the terms of     (Registration No. 2-
              the Two Year               69267)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(g)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(h)(1)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the One Year      428)
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of One Year
              Subordinated Large
              Denomination Loan
              Certificates
   4(g)(2)   Form of Indenture, dated   Registration filed on     Exhibit 4(d)(2)
              September 1, 1979,         Form S-1
              governing the terms of     (Registration No. 2-
              the One Year               66587)
              Subordinated Loan
              Certificates (Series
              B), including therein a
              table of contents and
              cross-reference sheet

                                               DOCUMENT WITH            DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT              OF SUCH
 OF EXHIBIT                                    WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                       FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT             COMMISSION              DOCUMENT
 -----------  ----------------------           --------------           -----------
   4(g)(3)   Form of First               Registration filed on Form  Exhibit 4(f)(2)
              Supplemental Indenture,     S-1
              dated as of September       (Registration No. 2-69267)
              1, 1980, governing the
              terms of the One Year
              Subordinated Loan
              Certificates (Series C)
   4(h)      Form of Indenture dated    Registration filed on Form   Exhibit 4(i)
              as of September 1,         S-2 (Registration No.
              1985, governing the        33-428)
              terms of the Six Month
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of Six Month
              Subordinated Large
              Denomination Loan
              Certificates
   4(i)      Agreement to furnish       Registration filed on Form   Exhibit 4(h)
              copies of constituent      S-1 (Registration No.
              instruments defining       2-59958)
              the rights of the
              holders of certain
              industrial revenue
              bonds
   4(j)(1)   Note Agreement with the    Quarterly Report on Form     Exhibit B-4(q)(1)
              Prudential Insurance       10-Q for the Fiscal Quarter
              Company of America         ended December 31, 1988
              dated as of November 4,
              1988
   4(j)(2)   Note Agreement with the    Quarterly Report on Form     Exhibit B-4(q)(2)
              Pruco Life Insurance       10-Q for the Fiscal Quarter
              Company dated as of        ended December 31, 1988
              November 4, 1988
   4(j)(3)   Amendment dated as of      Registration filed on Form   Exhibit 4(l)(5)
              January 9, 1991, to        S-2 (Registration No.
              Note Agreements' with      33-42900)
              the Prudential
              Insurance Company of
              America and with Pruco
              Life Insurance Company
   4(j)(4)   Note Agreement with the    Registration filed on Form   Exhibit 4(l)(6)
              Prudential Insurance       S-2 (Registration No.
              Company of America         33-42900)
              dated as of June 3,
              1991
   4(j)(5)   Amendment dated as of      Registration filed on Form   Exhibit 4(l)(7)
              June 26, 1992, to Note     S-2 (Registration No. 33-
              Agreements with            52268)
              Prudential Insurance
              Company of America
   4(j)(6)   Amendment dated as of      Registration filed on Form   Exhibit 4(l)(8)
              July 14, 1993, to Note     S-2 (Registration No. 33-
              Agreements in the          69204)
              Prudential Insurance
              Company of America and
              Pruco Life Insurance
              Company
   4(j)(7)   Note Purchase and          Registration filed on Form   Exhibit 4(j)(9)
              Private Shelf              S-2
              Agreement, dated as of     (Registration No. 333-36291)
              February 11, 1997, with
              the Prudential
              Insurance Company of
              America

                                               DOCUMENT WITH           DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT             OF SUCH
 OF EXHIBIT                                    WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                       FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT             COMMISSION              DOCUMENT
 -----------  ----------------------           --------------          -----------
  4(j)(8)    Amendment dated May 13,    Registration filed on Form   Exhibit 4(j)(10)
              1997 to Note Agreements    S-2
              dated as of November 4,    (Registration No. 333-36291)
              1988, with the
              Prudential Insurance
              Company of America and
              with Pruco Life
              Insurance Company; Note
              Agreement dated as of
              June 7, 1991 with the
              Prudential Insurance
              Company of America; and
              Note Purchase and
              Private Shelf Agreement
              dated February 11, 1997
              with the Prudential
              Insurance Company of
              America
  5          Opinion of Alston & Bird
  10(a)      Form of Deferred           Registration filed on Form   Exhibit 11(d)
              Compensation Agreement     S-1 (Registration No.
              between Gold Kist and      2-59958)
              certain executive
              officers
  10(b)(1)   Gold Kist Management       Registration filed on Form   Exhibit 10(b)
              Bonus Program              S-1 (Registration No.
                                         2-69267)
  10(b)(2)   Amended Gold Kist          Registration filed on Form   Exhibit 10(b)(2)
              Management Bonus           S-2 (Registration No.
              Program                    2-79538)
  10(b)(3)   Form of Gold Kist          Registration filed on Form   Exhibit 10(b)(3)
              Supplemental Executive     S-2 (Registration No.
              Retirement Income Non-     33-9007)
              Qualified Deferred
              Compensation Plan and
              Agreement between Gold
              Kist Inc. and certain
              executive officers and
              Resolution of Gold Kist
              Board of Directors
              authorizing the
              Supplemental Executive
              Retirement Plan
  10(b)(4)   Resolution of Gold Kist    Registration filed on Form   Exhibit 10(b)(4)
              Board of Directors         S-2 (Registration No.
              authorizing the Gold       33-9007)
              Kist Special Award Plan
  10(b)(5)   Form of Gold Kist          Registration filed on Form   Exhibit 10(b)(5)
              Executive's Change in      S-2 (Registration No.
              Control Agreement          33-31164)
              between Gold Kist and
              certain officers and
              resolutions of Gold
              Kist Board of Directors
              authorizing the
              Officers Contingency
              Plan
  10(b)(6)   Form of Directors Change   Registration filed on Form   Exhibit 10(b)(6)
              in Control Agreement       S-2 (Registration No.
              between Gold Kist and      33-36938)
              Directors of Gold Kist
  10(b)(7)   Form of Directors          Registration filed on Form   Exhibit 10(b)(7)
              Emeritus Life Benefits     S-2 (Registration No.
              Agreement                  33-36938)
  10(b)(8)   Form of Directors          Registration filed on Form   Exhibit 10(b)(8)
              Emeritus Agreement for     S-2 (Registration No.
              Medical Benefits           33-36938)
  10(b)(9)   Gold Kist Executive        Registration filed on Form   Exhibit 10(b)(9)
              Savings Plan, as           S-2 (Registration No. 33-
              amended                    62869)

                                               DOCUMENT WITH            DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT              OF SUCH
 OF EXHIBIT                                    WAS PREVIOUSLY            EXHIBIT IN
   IN THIS                                       FILED WITH                 THAT
   REPORT     DESCRIPTION OF EXHIBIT             COMMISSION               DOCUMENT
 -----------  ----------------------           --------------           -----------
  10(b)(10)  Gold Kist Director         Registration filed on Form   Exhibit 10(b)(9)
              Savings Plan, as           S-2 (Registration No. 33-
              amended                    62869)
  10(b)(11)  Gold Kist Split Dollar     Registration filed on Form   Exhibit 10(b)(9)
              Life Insurance Plan        S-2 (Registration No. 33-
                                         62869)
  10(c)(1)   Form of Membership,        Registration filed on Form   Exhibit 13(b)
              Marketing, and/or          S-1 (Registration No.
              Purchasing Agreement of    2-59958)
              Gold Kist Inc.,
              Atlanta, Georgia
  10(c)(2)   Form of Membership,        Registration filed on Form   Exhibit 10(c)(2)
              Marketing, and/or          S-1 (Registration No.
              Purchasing Agreement of    2-74205)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 17,
              1980
  10(c)(3)   Form of Membership,        Registration filed on Form   Exhibit 10(c)(3)
              Marketing and/or           S-2 (Registration No. 33-
              Purchasing Agreement of    428)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised November 1,
              1984
  10(c)(4)   Form of Membership,        Registration filed on Form   Exhibit 10(c)(4)
              Marketing and/or           S-2 (Registration No. 33-
              Purchasing Agreement of    24623)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 29,
              1987
  10(c)(5)   Form of Membership,        Registration filed on Form   Exhibit 10(c)(5)
              Marketing and/or           S-2 (Registration No. 33-
              Purchasing Agreement of    42900)
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised as of August
              21, 1991

  10(c)(6)   Form of Membership,        Registration filed on Form   Exhibit 10(c)(6)
              Marketing, and/or          S-2
              Purchasing Agreement of    (Registration No. 333-36291)
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised July 9, 1997

  10(d)      CF Industries, Inc.        Registration filed on Form   Exhibit 13(j)
              Member Product Purchase    S-1 (Registration No. 2-
              Agreement                  59958)
  10(e)(1)   General Partnership        Registration filed on Form   Exhibit 10(h)(1)
              Agreement (GC              S-2 (Registration No. 33-
              Properties) between        428)
              Gold Kist Inc. and
              Cotton States Mutual
              Insurance Company,
              dated as of July 1,
              1984
  10(e)(2)   Lease from GC              Registration filed on Form   Exhibit 10(h)(2)
              Properties, dated          S-2 (Registration No. 33-
              December 11, 1984, for     428)
              home office building
              space
  10(f)(1)   General Partnership        Annual Report on Form 10-K   Exhibit B-10(f)(1)
              Agreement (Golden          for the Fiscal Year ended
              Peanut Company) between    June 30, 1987
              Gold Kist and Archer-
              Daniels-Midland
              Company, dated as of
              December 17, 1986
  10(f)(2)   Restated and Amended       Registration filed on Form   Exhibit 10(f)(2)
              Partnership Agreement      S-2 (Registration No. 33-
              (Golden Peanut Company)    31164)
              between Gold Kist,
              Inc., Archer-Daniels-
              Midland Company and
              Alimenta Processing
              Corporation dated as of
              March 1, 1989

                                                        DOCUMENT WITH                DESIGNATION
 DESIGNATION                                            WHICH EXHIBIT                  OF SUCH
 OF EXHIBIT                                             WAS PREVIOUSLY               EXHIBIT IN
   IN THIS                                                FILED WITH                    THAT
   REPORT           DESCRIPTION OF EXHIBIT                COMMISSION                  DOCUMENT
 -----------        ----------------------              --------------               -----------
  10(f)(3)   Amendment to Amended and Restated    Registration filed on           Exhibit 10(f)(3)
              Partnership Agreement (Golden        Form S-2 (Registration
              Peanut Company) between Gold Kist,   No. 33-42900)
              Inc., Archer-Daniels-Midland
              Company and Alimenta Processing
              Corporation dated as of June 30,
              1991
  10(f)(4)   Master Commercial Facilities Lease   Annual Report on Form 10-      Exhibit B-10(f)(2)
              Agreement between Gold Kist and      K for the Fiscal Year
              Golden Peanut Company dated as of    ended June 30, 1987
              December 17, 1986
  10(g)      Grain Procurement Agreement between  Annual Report on Form 10-        Exhibit B-10(h)
              Gold Kist and Archer-Daniels-        K for the Fiscal Year
              Midland Company, dated August 31,    ended June 30, 1987
              1987
  10(h)      Guaranty dated December 18, 1992 by  Registration filed on             Exhibit 4(o)
              Gold Kist in favor of NationsBank    Form S-2 (Registration
              of Georgia, N.A.                     No. 33-69204)
  10(i)      Credit Agreement dated as of August  Annual Report on Form 10-        Exhibit B-10(i)
              4, 1998, with Various Banks and      K for the Fiscal Year
              Lending Institutions, as Lenders     ended June 27, 1998
              and Cooperatieve Centrale
              Raiffeisen-Boerenleenbank B.A., New
              York Branch, as Agent
  10(j)      Asset Purchase Agreement dated as of Report filed on Form 8-K          Exhibit 10(k)
              July 23, 1998, between Southern      dated as of July 23,
              States Cooperative, Incorporated     1998
              and Gold Kist Inc.
  12         Computation of Ratio of Net Margins
              to Fixed Charges
  23(a)      Consent of Alston & Bird
  23(b)      Consent of KPMG Peat Marwick LLP
  23(c)      Consent of Ernst & Young LLP
  23(d)      Consent of Interstate/Johnson Lane
              Corporation

                                               DOCUMENT WITH       DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT         OF SUCH
 OF EXHIBIT                                   WAS PREVIOUSLY       EXHIBIT IN
   IN THIS                                      FILED WITH            THAT
   REPORT      DESCRIPTION OF EXHIBIT           COMMISSION          DOCUMENT
 -----------   ----------------------         --------------       -----------
     25      Statements of eligibility
              and qualification of
              Trustee on Form T-1 with
              respect to Fifteen Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Ten Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Seven Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Five Year
              Subordinated Capital
              Certificates of Interest
              (Series C), Three Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Two Year
              Subordinated Capital
              Certificates of Interest
              (Series A), One Year
              Subordinated Loan
              Certificates (Series C),
              One Year Subordinated
              Large Denomination Loan
              Certificates (Series A),
              and Six Month
              Subordinated
              Large Denomination Loan
              Certificates (Series A)
     27      Financial Data Schedule

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 24TH DAY OF SEPTEMBER, 1998.

                                          Gold Kist Inc.

                                                       /s/ G.O. Coan
                                          By: _________________________________
                                                G. O. COAN,Chief Executive
                                                Officer(Principal Executive
                                                         Officer)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO ITS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

          /s/ G. O. Coan               Chief Executive           September 24
-------------------------------------   Officer (Principal           1998
             G. O. COAN                 Executive Officer)

       /s/ Peter J. Gibbons            Vice President-          September 24,
-------------------------------------   Finance (Principal           1998
          PETER J. GIBBONS              Financial Officer)

        /s/ W. F. Pohl, Jr.            Controller               September 24,
-------------------------------------   (Principal                   1998
           W. F. POHL, JR.              Accounting Officer)

       /s/ W. P. Smith, Jr.            Director                 September 21 ,
-------------------------------------                                1998
          W. P. SMITH, JR.

      /s/ Fred K. Norris, Jr.          Director                 September 21,
-------------------------------------                                1998
         FRED K. NORRIS, JR.

          /s/ Dan Smalley              Director                 September 21,
-------------------------------------                                1998
             DAN SMALLEY

      /s/ Phil Ogletree, Jr.           Director                 September 21,
-------------------------------------                                1998
         PHIL OGLETREE, JR.

      /s/ James E. Brady, Jr.          Director                 September 21,
-------------------------------------                                1998
         JAMES E. BRADY, JR.

         /s/ A. Jack Nally             Director                 September 21,
-------------------------------------                                1998
            A. JACK NALLY

     /s/ W. Kenneth Whitehead          Director                 September 21,
-------------------------------------                                1998
        W. KENNETH WHITEHEAD

       /s/ H. Michael Davis            Director                 September 21,
-------------------------------------                                1998
          H. MICHAEL DAVIS

    /s/ Herbert A. Daniel, Jr.         Director                 September 21,
-------------------------------------                                1998
       HERBERT A. DANIEL, JR.